Exhibit 2.1
Execution Version
PURCHASE AND SALE AGREEMENT
among
ZEDI USA INC.,
ZEDI INC.,
SOUTHERN FLOW COMPANIES, INC.
and
POWERSECURE INTERNATIONAL, INC.
Dated as of December 30, 2010

i

(continued)

(continued)

(continued)

Schedules (Not attached)

Schedule 3.2(b) — Consents by Third Parties — Seller
Schedule 4.1 — Company Foreign Qualifications
Schedule 4.3(a) — Company Conflicts
Schedule 4.3(b) — Consents by Third Parties — Company
Schedule 4.4(b) — Capitalization of the Company
Schedule 4.8 — No Undisclosed Liabilities
Schedule 4.9 — Absence of Certain Developments
Schedule 4.10 — Taxes
Schedule 4.11 — Title to and Sufficiency of Assets
Schedule 4.12(a) — Owned Real Property
Schedule 4.12(d) — Flood Insurance
Schedule 4.12(g) — Insurance Notice of Repairs
Schedule 4.13(b) — Tangible Personal Property Leases
Schedule 4.14(a) — Intellectual Property List
Schedule 4.14(b) — Intellectual Property Ownership Exceptions
Schedule 4.14(e) — Intellectual Property Licenses and Contracts
Schedule 4.14(m) — Software
Schedule 4.15(a) — Contracts
Schedule 4.15(b) — Contracts that Are Affected by the Sale
Schedule 4.16 — Employee Benefit Plans
Schedule 4.18 — Legal Proceedings
Schedule 4.19 — Permits
Schedule 4.20 — Environmental Matters
Schedule 4.21 — Insurance
Schedule 4.22 — Accounts Receivable
Schedule 4.23 — Related Person Transactions
Schedule 4.24 — Banks
Schedule 4.26 — Terms of Service, Guarantees and Warranties
Schedule 4.27(a) — Top 10 Customers
Schedule 4.27(b) — Top 10 Suppliers
Schedule 5.3 — Conflicts/Consents of Third Parties — Purchaser
Schedule 6.2(b) — Conduct of the Business Pending Closing
Schedule 6.12 — Contract Terminations with Affiliates
Schedule 6.15 — Officer and Director Resignations

PowerSecure International, Inc. hereby agrees to furnish supplement a copy of the omitted Schedules to the Securities and Exchange Commission upon request.

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (the “Agreement”) dated as of December 30, 2010, is being entered into by and among ZEDI USA INC., a Delaware corporation (“Purchaser”), ZEDI INC., a Canadian corporation and the sole stockholder of Purchaser (“Zedi”), SOUTHERN FLOW COMPANIES, INC., a Delaware corporation (the “Company”), and POWERSECURE INTERNATIONAL, INC., a Delaware corporation and the sole stockholder of the Company (“Seller”).
W I T N E S S E T H:
WHEREAS, Seller owns all of the issued and outstanding capital stock of the Company;
WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, 100% of the outstanding capital stock of the Company (the “Purchased Stock”) for the purchase price and upon the terms and conditions hereinafter set forth; and
WHEREAS, certain terms used in this Agreement are defined in Section 1.1.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code or any comparable or analogous group under applicable Law.
“Business Day” means any day of the year other than a Saturday or Sunday or any day on which the Federal Reserve Bank of New York is closed.
“Cash” means the amount of cash and bank deposits as reflected in bank statements, and certificates of deposit less escrowed amounts or other restricted cash balances and less the amounts of any unpaid checks, drafts and wire transfers issued on or prior to the date of determination, calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements.

“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601. et seq., as amended.
“Citibank Lien” means the pledge of the Purchased Stock to and the grant of the first priority security interest in the assets of the Company to, and the other Liens on the assets of the Company held by, the lenders under that certain Credit Agreement, dated as of August 23, 2007, as amended (the “Citibank Credit Facility”), among Seller, as borrower, and Citibank, N.A., as administrative agent and as lender, and SunTrust Bank and Branch Banking and Trust Company, as lenders (the “Lenders”), which pledge, security interest and Liens will all be released at or prior to the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Confidentiality Agreement” means that certain Mutual Confidentiality and Nondisclosure Agreement, dated as of December 23, 2009, between Seller and Zedi.
“Confidential Information” means any information with respect to the Company, including methods of operation, customer lists, products, prices, fees, costs, Technology, inventions, trade secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters; provided, that “Confidential Information” does not include information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder.
“Company Intellectual Property” means all Intellectual Property owned by the Company.
“Company Technology” means all Technology owned by the Company.
“Company Transaction Expenses” means all (whether or not accrued) fees, expenses or other payments or obligations of the Company (including those fees, expenses payments and obligations incurred by the Company on behalf of Seller), arising from or in connection with (i) the negotiation, preparation, execution, delivery and performance of this Agreement, the Seller Documents, the Company Documents and the transactions contemplated hereby and thereby or (ii) any other strategic transaction involving the potential sale, restructuring or reorganization of, or a similar extraordinary transaction involving, the Company whether or not consummated (including, with respect to matters specified in the foregoing clauses “(i)” and “(ii)” of this sentence, (x) financial advisors’, attorneys’, accountants’ and other professional fees and expenses in connection with any such transactions contemplated herein, (y) any transfer Taxes and (z) any and all payments arising due to the actions of Seller or the Company at or prior to the Closing from retention, severance, “stay,” sale or sign-on bonuses or “phantom equity” as well as deferred compensation payable to employees of the Company and any other similar payments to employees and/or representatives of the Company, including any of the Company’s portion of employment and similar Taxes associated with such items).

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.
“Employee” means all individuals (including common law employees, independent contractors and individual consultants) who are currently employed or engaged by the Company.
“Environmental Law” means any Law as now or hereafter in effect in any way relating to protection of human health and safety, public welfare, the environment, or natural resources, including those Laws relating to the storage, handling and use of chemicals, hazardous substances (as that term is defined by CERCLA) and other hazardous materials, those relating to the generation, processing, treatment, storage, transport, disposal or other management of chemicals, hazardous substances (as that term is defined by CERCLA), hazardous materials or waste materials of any kind, those Laws relating to the release, reporting, discharge, investigation, or remediation of waste materials, hazardous substances (as that term is defined by CERCLA), hazardous materials or waste materials of any kind, and those Laws relating to the protection of threatened or endangered species or environmentally sensitive areas. Environmental Law includes the CERCLA, the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and analogous state or local Laws, as each has been or may be amended and the regulations promulgated pursuant thereto.
“Environmental Permit” means any Permit required by Environmental Laws for the operation of the Company.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) which is or at anytime within the six (6) year period preceding the date of this Agreement would have been treated as a “single employer” with the Company under Section of 414(b), (c), (m), or (o) of the Code.
“Excluded Assets” means (a) all Cash in excess of $250,000, (b) any and all rights of Seller under this Agreement, the other Seller Documents and under any other documents, instruments or Contracts contemplated hereby in connection with the consummation of the transactions contemplated hereby, (c) any and all payroll or similar employee-related documents, files, instruments and records relating to Seller or its Affiliates other than the Company, (d) any and all tax-related assets or refunds pertaining to periods prior to the Effective Date, and (e) any and all intercompany receivables of the Company from Seller or any of its Affiliates.

“Excluded Liabilities” means (a) any and all intercompany Liabilities due to Seller or any of Seller’s Affiliates, (b) any and all Liabilities of Seller under this Agreement, the other Seller Documents and under any other documents, instruments or Contracts contemplated hereby in connection with the consummation of the transactions contemplated hereby, and (c) any and all tax-related liabilities or amounts owed pertaining to periods prior to the Effective Date.
“Former Employee” means all individuals (including common law employees, independent contractors and individual consultants) who were employed or engaged by the Company but who are no longer so employed or engaged on the date hereof.
“GAAP” means generally accepted accounting principles in the United States as of the date hereof.
“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
“Hazardous Material” means any substance, material or waste which is regulated because of its effect or potential effect on public health or the environment, including any material, substance or waste which is recycled, or which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “solid waste,” “pollutant or contaminant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, liquefied natural gas or synthetic gas, asbestos, mold, asbestos-containing material, urea formaldehyde and polychlorinated biphenyls.
“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business, other than the current liability portion of any indebtedness for borrowed money); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends; prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock (or other equity) of such Person; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) patents and applications therefor, including continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof (collectively, “Patents”); (ii) trademarks, service marks, trade names, service names, brand names, trade dress rights, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (iii) Internet domain names; (iv) copyrights and mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (collectively, “Copyrights”); (v) trade secrets and other proprietary Confidential Information (“Trade Secrets”); (vi) other intellectual property rights arising from or relating to Technology, and (vii) Contracts granting any right relating to or under the foregoing.
“Intellectual Property Licenses” means (i) any grant by the Company to another Person of any right relating to or under Intellectual Property and (ii) any grant by another Person to the Company of any right relating to or under any third Person’s Intellectual Property.
“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.
“Knowledge” means, with respect to any Person that is not an individual, the knowledge after due inquiry of any of such Person’s directors, managers (for Persons that are limited liability companies) and executive officers and all other officers and managers having responsibility relating to the applicable matter or, in the case of an individual, knowledge after due inquiry.
“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation, Order or other requirement.
“Legal Proceeding” means any judicial, administrative or arbitral action, suit, mediation, investigation, inquiry, proceeding or claim (including any counterclaim) by or before a Governmental Body.
“Liability” means any debt, loss, damage, adverse claim, fine, penalty, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).
“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any equity holder or similar agreement, encumbrance or any other restriction or limitation whatsoever, including any Contract granting any of the foregoing.

“Material Adverse Effect” means any result, occurrence, fact, change, event or effect (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or in the aggregate with any such other results, occurrences, facts, changes, events or effects, (i) would have or would reasonably be expected to have a material adverse effect of $750,000 or more in any twelve-month period on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations (including EBITDA or cash flow), in each case, of the Company taken as a whole and excluding revenues or working capital, (ii) would or would reasonably be expected to prevent or materially impair or delay the ability of either the Company or Seller to consummate the transactions contemplated by this Agreement or perform their duties under this Agreement or the Seller Documents or Company Documents, or (iii) would or would reasonably be expected to be materially adverse to the ability of the Company to operate its business immediately after the Closing substantially in the manner as such business was operated immediately prior to the Closing. Notwithstanding the foregoing, the term “Material Adverse Effect” shall not be deemed to include any result, occurrence, fact, change, event or effect to the extent resulting from one or more of the following: (A) changes in political conditions (including acts of terrorism or war) or in general business, economic or market conditions, in each case, occurring after the date hereof; (B) changes in the factors generally affecting the industries or markets in which the Company operates, occurring after the date hereof; (C) the public disclosure of this Agreement or consummation of the transactions contemplated hereby, provided that such public disclosure is made in accordance with the terms of this Agreement; (D) changes, after the date hereof, in applicable accounting requirements or in applicable Laws; (E) actions expressly and specifically required by this Agreement or with the prior written consent of the other party; or (F) any natural disaster occurring after the date hereof; except, with respect to clauses (A), (B), (C) and (F), to the extent that such result, occurrence, fact, change, event or effect has a disproportionate effect, in any material respect, on the assets, business, operations or financial condition of the Company as compared to other companies operating in the same industry or market in which the Company operates. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to the term Material Adverse Effect.
“Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Body.
“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the business of the Company through the date hereof consistent with past practice.
“Permits” means any approvals, authorizations, consents, licenses, registrations, variances, permits or certificates granted by or obtained from a Governmental Body, and applications therefor and renewals thereof.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance that have been delivered to Purchaser; (ii) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve has been established therefor in the Financial Statements in accordance with GAAP; (iii) builders’, mechanics’, warehousemen’s, materialmen, carriers’, workers’ and repairers’ Liens arising or incurred in the Ordinary Course of Business that are not material to the business, operations and financial condition of the Company Property so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body, provided that such regulations have not been violated; (v) the Citibank Lien provided it is released and discharged at or prior to Closing, (vi) Liens expressly identified in the Balance Sheet; (vii) all exceptions, restrictions, easements, charges, rights-of-way and monetary and nonmonetary Liens which are expressly set forth in any Permit listed on Schedule 4.19; (viii) purchase money security interests (other than purchase money security interests arising under capital leases) in respect of personal property arising or incurred in the Ordinary Course of Business that do not materially detract from the value or use of the Company’s assets or business.
“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
“Plans” shall mean (i) all “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, Contract, or understanding (whether qualified or nonqualified, written or unwritten), and any trust, escrow or other agreement related thereto, which currently is sponsored, established, maintained or contributed to or required to be contributed by the Company or for which the Company has any Liability, contingent or otherwise, and (ii) all “multiemployer plans,” as that term is defined in Section 4001 of ERISA and all “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title IV of ERISA or Section 412 of the Code which the Company or any ERISA Affiliate has maintained or contributed to or been required to contribute to at any time within six (6) years prior to the Closing Date or with respect to which, to the Company or any ERISA Affiliate has any Liability.
“Potential Loss” means the discovery by a party that a representation or warranty of another party contained in this Agreement was not true in all respects when made and such inaccuracy would be reasonably likely to result in a material Loss to such discovering party.
“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration.

“Securities Act” means the Securities Act of 1933, as amended.
“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing.
“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by the Company; or (ii) the Company is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of such Person.
“Tax” or “Taxes” means (i) any federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, escheat and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever; (ii) any interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any Liability in respect of any items described in clauses (i) and/or (ii) payable by reason of Contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law) or otherwise.
“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.
“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company or any of its Affiliates.
“Technology” means, collectively, Software, information, designs, source code, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, tools, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings and registered domain names, website pages and other website development, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology.

“Treasury Regulations” means the regulations promulgated under the Code.
“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
“Zedi Material Adverse Effect” means any result, occurrence, fact, change, event or effect (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or in the aggregate with any such other results, occurrences, facts, changes, events or effects, (i) would have or would reasonably be expected to have a material adverse effect of $2,000,000 or more in any twelve-month period on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations (including EBITDA or cash flow), in each case, of Purchaser or Zedi taken as a whole and excluding revenues or working capital, (ii) would or would reasonably be expected to prevent or materially impair or delay the ability of either Purchaser or Zedi to consummate the transactions contemplated by this Agreement or perform their duties under this Agreement or the Purchaser Documents, or (iii) would or would reasonably be expected to be materially adverse to the ability of Zedi to operate its business immediately after the Closing substantially in the manner as such business was operated immediately prior to the Closing. Notwithstanding the foregoing, the term “Zedi Material Adverse Effect” shall not be deemed to include any result, occurrence, fact, change, event or effect to the extent resulting from one or more of the following: (A) changes in political conditions (including acts of terrorism or war) or in general business, economic or market conditions, in each case, occurring after the date hereof; (B) changes in the factors generally affecting the industries or markets in which Purchaser or Zedi operates, occurring after the date hereof; (C) the public disclosure of this Agreement or consummation of the transactions contemplated hereby, provided that such public disclosure is made in accordance with the terms of this Agreement; (D) changes, after the date hereof, in applicable accounting requirements or in applicable Laws; (E) actions expressly and specifically required by this Agreement or with the prior written consent of the other party; or (F) any natural disaster occurring after the date hereof; except, with respect to clauses (A), (B), (C) and (F), to the extent that such result, occurrence, fact, change, event or effect has a disproportionate effect, in any material respect, on the assets, business, operations or financial condition of Purchaser and Zedi as compared to other companies operating in the same industry or market in which Zedi and Purchaser operate.

1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

Acquisition Transaction	6.6(a)
Agreement	Recitals
Arbiter	2.4(b)(iii)
Balance Sheet	4.7(a)
Balance Sheet Date	4.7(a)
Cap	8.4(b)
Closing	2.5
Closing Balance Sheet	2.4(b)(ii)
Closing Date	2.5
Closing Working Capital	2.4(b)(i)
Closing Working Capital Statement	2.4(b)(ii)
Company	Recitals
Company Documents	4.2
Company Marks	6.10
Company Permits	4.19(b)
Company Property	4.12(a)
Deductible	8.4(a)
Effective Date	2.5
Estimated Closing Balance Sheet	2.4(a)(i)
Estimated Closing Working Capital	2.4(a)(i)
Estimated Closing Working Capital Excess	2.4(a)(ii)
Estimated Closing Working Capital Shortfall	2.4(a)(ii)
Financial Statements	4.7(a)
FIRPTA Affidavit	2.7(g)
General Survival Period	8.1
Included Current Assets	2.4(b)(i)
Included Current Liabilities	2.4(b)(i)
Loss or Losses	8.2(a)
Material Contracts	4.15(a)
Owned Property	4.12(a)
Personal Property Leases	4.13(b)
Purchase Price	2.2
Purchased Stock	Recitals
Purchaser	Recitals
Purchaser Documents	5.2
Purchaser’s Environmental Assessment	6.11(a)
Purchaser Indemnified Parties	8.2(a)
Qualified Plan	4.16(b)
Real Property Lease	4.12(a)
Related Persons	4.23
Representatives	6.6(a)
Restricted Business	6.7(a)
Seller	Recitals
Seller Documents	3.1
Seller Indemnified Parties	8.2(b)
Shares	4.4(a)
Straddle Period	8.5(c)
Survival Period	8.1
Target Working Capital	2.5(a)(ii)
Tax Claim	8.5(d)(i)
Third Party Claim	8.3(b)
Wheels Lease Assignment	7.1(j)
Zedi	Recitals

1.3 Other Definitional and Interpretive Matters.
(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.
Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.
Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(c) The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that such party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

ARTICLE II
PURCHASE AND SALE OF THE PURCHASED STOCK, PURCHASE PRICE; CLOSING
2.1 Purchase and Sale of the Purchased Stock. Upon the terms and subject to the conditions contained herein, on the Closing Date, Seller agrees to sell to Purchaser, free and clear of any and all Liens, and Purchaser agrees to purchase from Seller, the Purchased Stock.
2.2 Purchase Price. The aggregate consideration for the purchase and sale of the Purchased Stock shall be $15,550,000 (the “Purchase Price”) payable in cash at the Closing, subject to adjustment as provided in Section 2.4, minus the amount of the Company Transaction Expenses.
2.3 Payment of Purchase Price. On the Closing Date, Purchaser shall pay the Purchase Price, as adjusted in accordance with Section 2.4(a)(ii), minus the amount of the Company Transaction Expenses to Seller, which shall be paid by wire transfer of immediately available funds into an account or accounts designated by Seller in writing not fewer than three Business Days prior to the Closing Date. On the Closing Date, Purchaser shall also pay off the Company Transaction Expenses (in each case on behalf of the Company) pursuant to payoff instructions provided to Purchaser in accordance with Section 6.14.
2.4 Purchase Price Adjustment.
(a) Effective Date Purchase Price Adjustment.
(i) Not later than three Business Days prior to the Closing Date, the Company shall provide Purchaser with an estimated consolidated balance sheet of the Company as of the close of business on the Effective Date (the “Estimated Closing Balance Sheet”) and a statement of the estimated Closing Working Capital (as defined in Section 2.4(b)(i) below), derived from the Estimated Closing Balance Sheet (“Estimated Closing Working Capital”). The Estimated Closing Balance Sheet and Estimated Closing Working Capital shall be prepared by the Company in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation and accrual methodologies that were used in the preparation of the Company’s audited Financial Statements for the most recent fiscal year end as if such Estimated Closing Balance Sheet and Estimated Closing Working Capital were being prepared and audited as of a fiscal year end.
(ii) If Estimated Closing Working Capital is less than Target Working Capital, then the principal amount of the Purchase Price to be paid at Closing will be decreased by the positive difference between Estimated Closing Working Capital and Target Working Capital (the “Estimated Closing Working Capital Shortfall”). If Estimated Closing Working Capital is greater than Target Working Capital, then the Purchase Price to be paid at Closing will be increased by the positive difference between Estimated Closing Working Capital and Target Working Capital (the “Estimated Closing Working Capital Excess”). “Target Working Capital” shall be $3,727,000.

(b) Post-Closing Date Purchase Price Adjustment.
(i) Following the Closing, the Purchase Price shall be adjusted as provided in this Section 2.4(b) to reflect the difference between Closing Working Capital and the Estimated Closing Working Capital. “Closing Working Capital” means (A) the consolidated Included Current Assets of the Company, less (B) the consolidated Included Current Liabilities of the Company, determined as of the close of business on the Effective Date. “Included Current Assets” means and includes only $250,000 in cash plus all accounts receivable, inventory, deposits and prepaid expenses, but excluding deferred tax assets and receivables from any of the Company’s Affiliates, managers, employees or officers and any of their Affiliates, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company’s audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end. “Included Current Liabilities” means and includes only accounts payable, accrued Taxes and accrued expenses, but excludes payables to any of the Company’s Affiliates, managers, employees or officers and any of their Affiliates and the current portion of long term Indebtedness, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company’s Financial Statements that were included in Seller’s audited financial statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.
(ii) Within sixty (60) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a consolidated balance sheet of the Company as of the close of business on the Effective Date (the “Closing Balance Sheet”) and a statement of Closing Working Capital derived from the Closing Balance Sheet (the “Closing Working Capital Statement”). The Closing Balance Sheet and the Closing Working Capital Statement shall be prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company’s audited Financial Statements for the most recent fiscal year end as if such Closing Balance Sheet was as of a fiscal year end.

(iii) The Closing Balance Sheet and the Closing Working Capital Statement (and the computation of Closing Working Capital indicated thereon) delivered by Purchaser to Seller shall be conclusive and binding upon the parties unless Seller, within thirty (30) days after delivery to Seller of the Closing Balance Sheet and the Closing Working Capital Statement, notifies Purchaser in writing that Seller disputes any of the amounts set forth therein, specifying the nature of the dispute and the basis therefor. During such 30-day period, Purchaser shall provide Seller and its representatives with reasonable access during normal business hours to review the books, records and other documents (including work papers) of the Company pertaining to or used in connection with the preparation of the Closing Working Capital Statement and Purchaser’s calculation of Closing Working Capital, and provide Seller with copies thereof upon written request by Seller. The parties shall in good faith attempt to resolve any dispute and, if the parties so resolve all disputes, the Closing Balance Sheet and the Closing Working Capital Statement (and the computation of Closing Working Capital indicated thereon), as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on the parties. If the parties do not reach agreement in resolving the dispute within thirty (30) days after notice is given by Seller to Purchaser pursuant to the first sentence of this subsection (iii), the parties shall submit the dispute to a partner at a U.S. based office of PriceWaterhouseCoopers which is mutually agreeable to the parties (the “Arbiter”) for resolution. If the parties cannot agree on the selection of a partner at an independent accounting firm to act as Arbiter, the parties shall request the American Arbitration Association to choose between the partners selected by Purchaser and Seller, and such appointment shall be conclusive and binding on the parties. Promptly, but no later than 20 days after acceptance of his or her appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Purchaser and Seller, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of the Closing Working Capital which shall be conclusive and binding on the parties. All proceedings conducted by the Arbiter shall take place in Raleigh, North Carolina. In resolving any disputed item, the Arbiter (x) shall be bound by the provisions of this Section 2.4 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party. The fees, costs and expenses of the Arbiter shall be allocated to and borne by Purchaser and Seller based on the inverse of the percentage that the Arbiter’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Arbiter. For example, should the items in dispute total in amount to $1,000 and the Arbiter awards $600 in favor of Seller’s position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by Seller.
(iv) Upon final determination of Closing Working Capital as provided in Section 2.4(b)(iii) above, (A) if Closing Working Capital is greater than Estimated Closing Working Capital, Purchaser shall pay to Seller, in the manner and with interest as provided in Section 2.4(b)(v) below, the amount of such excess as an adjustment to the Purchase Price, and (B) if Closing Working Capital is less than Estimated Closing Working Capital, Seller shall pay to Purchaser, in the manner and with interest as provided in Section 2.4(b)(v) below, the amount of such excess as an adjustment to the Purchase Price.
(v) Any payment pursuant to Section 2.4(b)(iv) above shall be made at a mutually convenient time and place within ten (10) days after Closing Working Capital has been determined by wire transfer by Purchaser or Seller, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party. The amount of any payment to be made pursuant to this Section 2.4(b) shall bear interest from and including the Effective Date to but excluding the date of payment at a rate per annum equal to the rate of interest published by The Wall Street Journal, Eastern Edition, from time to time as the “prime rate” at the large U.S. money center banks during the period from the Effective Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

2.5 Closing Date. The consummation of the purchase and sale of the Purchased Stock provided for in Section 2.1 hereof (the “Closing”) shall take place at the offices of Haynes and Boone, LLP, located at 2323 Victory Avenue, Suite 700, Dallas, Texas 75219 (or at such other place as the parties may designate in writing) at 10:00 a.m. (Central time) on January 14, 2011 or such other date as mutually specified by the parties (the “Closing Date”), which date shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the parties hereto; provided, that upon consummation of the Closing, the effective date of the Closing shall be January 1, 2011 (the “Effective Date”).
2.6 Deliveries Prior to the Closing Date. No later than three Business Days prior to the Closing Date, the Company shall deliver to Purchaser the certificates setting forth estimates of Indebtedness of the Company and Company Transaction Expenses, respectively, pursuant to Section 6.14.
2.7 Seller Deliveries on the Closing Date. At the Closing, Seller shall deliver or cause the Company to deliver, as applicable, to Purchaser:
(a) copies of resolutions, the Certificate of Incorporation and Bylaws of the Company, certified by the Secretary of the Company and an authorized person of Seller, respectively, as to the authorization of this Agreement and all of the transactions contemplated hereby;
(b) copies of the releases from Affiliates of the Company, pursuant to Section 6.12;
(c) (i) the original certificates from Seller representing the Purchased Stock, duly endorsed in blank or accompanied by transfer powers and with all requisite transfer tax stamps attached and otherwise sufficient to transfer the Purchased Stock to Purchaser free and clear of all Liens (which certificates will be canceled by the Company and reissued to Purchaser to represent the Purchased Stock) and (ii) a reissued certificate from the Company representing the Purchased Stock;
(d) (i) certificates of good standing dated not more than five Business Days prior to the Closing Date with respect to the Company issued by the Secretary of State of the State of Delaware and for each state in which the Company is qualified to do business as a foreign entity; and (ii) certificates of no taxes due or similar certificates dated not more than twenty Business Days prior to the Closing Date with respect to the Company issued by the relevant Taxing Authority in the State of Delaware and for each state where the Company is qualified to do business as a foreign entity;

(e) all instruments and documents necessary to release any and all Liens other than Permitted Exceptions, including appropriate UCC financing statement amendments (termination statements);
(f) (i) the certificate indicating the amount of Indebtedness of the Company, if any, as of the Closing; and (ii) the certificate indicating the amount of Company Transaction Expenses, if any, to be paid or repaid (as applicable) as of the Closing, in the case of each such certificate pursuant to Section 6.14;
(g) an affidavit of non-foreign status from Seller that complies with Section 1445 of the Code (a “FIRPTA Affidavit”);
(h) the certificate contemplated by Section 7.1(e); and
(i) such other documents as Purchaser shall reasonably request.
2.8 Purchaser Deliveries on the Closing Date. At the Closing, Purchaser shall deliver, or cause the Company to deliver to Seller:
(a) the Purchase Price;
(b) copies of resolutions, the Certificate of Incorporation and Bylaws or other comparable organizational documents of the Purchaser and Zedi, certified by their respective Secretaries, as to the authorization of this Agreement and the agreements contemplated hereby and all of the transactions contemplated hereby and thereby;
(c) certificates of good standing dated not more than five Business Days prior to the Closing Date with respect to the Purchaser and Zedi issued by the Secretary of State of the State of Delaware for Purchaser and by the comparable Governmental Body for Zedi;
(d) the certificate contemplated by Section 7.2(f); and
(e) such other documents as Purchaser shall reasonably request.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO SELLER
Seller hereby represents and warrants to Purchaser that:
3.1 Authorization of Agreement. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Seller Documents, and the consummation of the transactions contemplated hereby and thereby, has been duly authorized and approved by all required action on the part of Seller. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
3.2 Conflicts; Consents of Third Parties.
(a) None of the execution and delivery by Seller of this Agreement or any of the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) any Material Contract (assuming the receipt of the consents, waivers or approvals set forth on Schedule 3.2(b)), or material Permit to which Seller is a party or by which any of the properties or assets of Seller are bound; (ii) any Order of any Governmental Body applicable to Seller or by which any of the properties or assets of Seller are bound; or (iii) any applicable Law.
(b) Except as set forth on Schedule 3.2(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement, the Seller Documents, the compliance by Seller with any of the provisions hereof, or the consummation of the transactions contemplated hereby.
3.3 Ownership and Transfer of Purchased Stock. Seller is the record and beneficial owner of the Purchased Stock, free and clear of any and all Liens, other than the Citibank Lien which will be released and terminated prior to the Closing. Seller has the power, authority and legal capacity to sell, transfer, assign and deliver the Purchased Stock as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such Purchased Stock, free and clear of any and all Liens.
3.4 Litigation. There is no Legal Proceeding pending or, to the Knowledge of Seller, threatened against Seller or to which Seller is otherwise a party relating to this Agreement, the Seller Documents or the transactions contemplated hereby or thereby.
3.5 Financial Advisors. No Person has been engaged or retained, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof based on any action or inaction by Seller.

3.6 Disclaimer of Projections. Neither Seller nor the Company, nor any Person on behalf of either of them, makes or has made, and Seller expressly disclaims, any direct or indirect representation or warranty with respect to (i) the accuracy or completeness of any information, written, oral or in any other format, which has been made available, or is made available prior to the Closing, relating to the Company, its assets, business, affairs, financial condition, results of operations or prospects, except as expressly and specifically set forth in this Agreement or any Seller Document, or (ii) any projections, estimates or budgets that have been made available, or are made available prior to the Closing, to Purchaser or Zedi regarding any future financial results, financial condition or operations of the Company or its business.
3.7 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLER EXPRESSLY AND SPECIFICALLY MADE IN THIS AGREEMENT OR ANY SELLER DOCUMENT, NEITHER SELLER NOR ANY OTHER PERSON ON BEHALF OF SELLER MAKES ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY OR OTHERWISE.
3.8 Acknowledgements by Seller. Seller hereby expressly acknowledges and accepts the limitations and provisions of Purchaser set forth in Section 5.10.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY
Seller hereby represents and warrants to Purchaser that:
4.1 Organization and Good Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Except as set forth on Schedule 4.1, the Company is not, and is not required as a result of the conduct of its business or the ownership of its properties to be, qualified or authorized to do business as a foreign entity in any other jurisdiction.
4.2 Authorization of Agreement. The Company has all requisite corporate power and authority and has taken all corporate action to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the transactions contemplated by this Agreement (collectively, the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Company Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all requisite action on the part of the Company. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Conflicts; Consents of Third Parties.
(a) Except as set forth on Schedule 4.3(a), none of the execution and delivery by the Company of this Agreement or any of the Company Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation or breach of, conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or give rise to any obligation of the Company to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of the Company under any provision of (i) the Certificate of Incorporation and Bylaws or comparable organizational documents of the Company; (ii) any Material Contract or material Permit to which the Company is a party or by which any of the properties or assets of the Company are bound; (iii) any Order applicable to the Company or any of the properties or assets of the Company; or (iv) any applicable Law.
(b) Except as set forth on Schedule 4.3(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with (i) the execution and delivery of this Agreement or the Company Documents, the compliance by the Company with any of the provisions hereof and thereof, or the consummation of the transactions contemplated hereby or thereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Permit or Contract of the Company.
4.4 Capitalization.
(a) The authorized equity interests of the Company consist solely of shares of common stock, par value $.001 per share (the “Shares”). As of the date hereof, all of the issued and outstanding Shares, including the Purchased Stock, are held beneficially and of record by Seller. All of the issued and outstanding Shares, including the Purchased Stock, were duly authorized for issuance and are validly issued, fully paid and non-assessable and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights.
(b) Except for the Citibank Lien which will be released prior to or at the Closing, there are no existing options, warrants, calls, rights or Contracts to which Seller or the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional Shares or other equity interests of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase Shares, including the Purchased Stock, or other equity interests of the Company. Except as set forth on Schedule 4.4(b), there are no obligations, contingent or otherwise, of the Company to provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person. Except as set forth on Schedule 4.4(b), there are no outstanding equity appreciation, phantom equity, profit participation or similar rights with respect to the Company. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which stockholders (or other equity holders) of the Company may vote. There are no voting trusts, irrevocable proxies or other Contracts or understandings to which the Company or Seller is a party or is bound with respect to the voting or consent of any Shares, including the Purchased Stock.

4.5 Subsidiaries. The Company does not currently have, and the Company has never had, any Subsidiaries. The Company does not own, directly or indirectly, any capital stock or equity securities of any Person.
4.6 Corporate Records.
(a) The Company has delivered to Purchaser true, correct and complete copies of the Certificate of Incorporation (to be certified by the Secretary of State of the State of Delaware as of Closing pursuant to Section 2.7(a)) and Bylaws (to be certified by the secretary, assistant secretary or other appropriate officer pursuant to Section 2.7(a)) of the Company, in each case as amended and in effect on the date hereof.
(b) The minute books of the Company previously made available to Purchaser contain true, correct and complete records of all meetings and accurately reflect all other action of the stockholders and board of directors (including committees thereof) of the Company. The stock certificate books, if any, and transfer ledgers of the Company previously made available to Purchaser are true, correct and complete. All transfer taxes levied, if any, or payable with respect to all transfers of equity of the Company prior to the date hereof have been paid and appropriate transfer tax stamps affixed.
4.7 Financial Statements.
(a) The Company has delivered to Purchaser copies of (i) the unaudited balance sheets of the Company as at December 31, 2005, 2006, 2007, 2008 and 2009 and the related unaudited statements of income of the Company for the twelve-month periods then ended, and (ii) the unaudited balance sheet of the Company as at September 30, 2010 and the related statements of income of the Company for the nine-month period then ended (such statements referred to in subsections (i) and (ii) immediately above are referred to herein as the “Financial Statements”). Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with GAAP consistently applied without modification of the accounting principles used in the preparation thereof throughout the periods presented, fairly presents in all material respects the financial position and results of operations of the Company as at the dates and for the periods indicated therein, subject to ordinary year-end adjustments, and has been reviewed by the auditors of Seller in connection with the audit of Seller’s consolidated financial statements for such periods.

The unaudited balance sheet of the Company as at September 30, 2010 is referred to herein as the “Balance Sheet” and September 30, 2010 is referred to herein as the “Balance Sheet Date.”
(b) All books, records and accounts of the Company are accurate and complete and are maintained in all material respects in accordance with good business practice and all applicable Laws. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP in all material respects and to maintain accountability for material assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any material differences.
(c) The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the board of directors of the Seller (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other Employees who have a significant role in the Company’s internal controls.
(d) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed at the reasonable assurance level to provide reasonable assurance that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities; and, to the Knowledge of the Company and Seller, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information, provided it is understood that, (i) because of inherent limitations, any system of controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired objectives of the control system, (ii) the design of a control system must reflect the fact that there are resource constraints, and management must apply its judgment in evaluating the benefits of controls relative to their costs, (iii) no evaluation of controls and procedures can provide absolute assurance that all errors, control issues and instances of fraud will be prevented or detected, (iv) controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls, and (v) the design of any system of controls and procedures is also based in part on certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

4.8 No Undisclosed Liabilities. Except as set forth on Schedule 4.8, the Company has no Indebtedness or Liabilities (whether or not required under GAAP to be reflected on a balance sheet or the notes thereto) other than those (i) specifically reflected on and fully reserved against in the Balance Sheet, (ii) incurred in the Ordinary Course of Business since the Balance Sheet Date, or (iii) that are immaterial to the Company.
4.9 Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 4.9, since the Balance Sheet Date (i) the Company has conducted its businesses only in the Ordinary Course of Business, (ii) there has not been any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or would reasonably be expected to have a Material Adverse Effect and (iii) the Company has not taken any action that would be prohibited by Section 6.2(b) if proposed to be taken by the Company after the date of this Agreement.
4.10 Taxes.
(a) (i) All Tax Returns required to be filed by or on behalf of each of the Company and any Affiliated Group of which the Company is or was a member have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all respects; and (ii) all Taxes payable by or on behalf of each of the Company and any Affiliated Group of which the Company is or was a member have been fully and timely paid. With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, the Company has made due and sufficient accruals for such Taxes in the Financial Statements and its books and records. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been timely made by or on behalf of the Company.
(b) The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws.
(c) Purchaser has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of or including the Company relating to the taxable periods since January 1, 2007 and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to the Company or an Affiliated Group of which the Company is or was a member.
(d) Schedule 4.10 lists (i) all types of Taxes paid, and all types of Tax Returns filed by or on behalf of the Company, and (ii) all of the jurisdictions that impose such Taxes or with respect to which the Company has a duty to file such Tax Returns. No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.
(e) All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns of, or including, the Company have been fully paid, and there are no other audits or investigations by any Taxing Authority in progress, nor has Seller or the Company received any notice from any Taxing Authority that it intends to conduct such an audit or investigation. No issue has been raised by a Taxing Authority in any prior examination of the Company or an Affiliated Group of which the Company is or was a member which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period.

(f) Neither the Company nor an Affiliated Group of which the Company is or was a member nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company, (ii) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any Knowledge that any Taxing Authority has proposed any such adjustment, or has any application pending with any Taxing Authority requesting permission for any changes in accounting methods that relate to the Company, (iii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company, (iv) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (v) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid, or (vi) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.
(g) No property owned by the Company is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.
(h) The Company is not a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.
(i) There is no Contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Purchaser, the Company or any of their respective Affiliates by reason of Section 280G of the Code.
(j) The Company is not subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
(k) There are no Liens, other than Liens that are Permitted Exceptions, as a result of any unpaid Taxes upon any of the assets of the Company.
(l) Since 1993, the Company has not been a member of any consolidated, combined, affiliated, unitary or similar group for any Tax purposes other than a group in which Seller is the common parent.

(m) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
(n) There is no taxable income of the Company that will be required under applicable Tax Law to be reported by Purchaser or any of its Affiliates, including the Company, for a taxable period beginning after the Closing Date which taxable income was realized or otherwise reflects economic income arising prior to the Closing Date.
(o) The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code. The Company has not participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(p) There is no material property or obligation of the Company or any of its Affiliates, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property laws.
(q) To the Knowledge of Seller, all of the property of the Company and its Affiliates that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate Taxing Authority.
4.11 Title to and Sufficiency of Assets. Except for the Permitted Exceptions and as set forth on Schedule 4.11, the Company has, and upon the Closing will have, good, valid and marketable title, or a valid leasehold interest in, all assets used in its business and such assets are sufficient to conduct the business of the Company from and after the Closing without interruption and in the Ordinary Course of Business as it has been conducted immediately prior to the Closing.
4.12 Real Property.
(a) Schedule 4.12(a) sets forth a complete list of (i) all real property and interests in real property, including improvements thereon and easements appurtenant thereto owned in fee by the Company (individually, an “Owned Property” and collectively, the “Owned Properties”), and (ii) all real property and interests in real property leased by the Company (individually, a “Real Property Lease” and collectively, the “Real Property Leases” and, together with the Owned Properties, being referred to herein individually as a “Company Property” and collectively as the “Company Properties”) as lessee or lessor, including a description of each such Real Property Lease (including the name of the third party lessor or lessee and the date of the lease or sublease and all amendments thereto). The Company has good and marketable fee title to all Owned Property free and clear of all Liens of any nature whatsoever, except Permitted Exceptions. The Company Properties constitute all interests in real property currently used, occupied or currently held for use in connection with the business of the Company and which are necessary for the continued operation of the business of the Company as the business is currently conducted. All of the Company Properties and buildings, fixtures and improvements thereon (i) are in good operating condition without structural defects, and all mechanical and other systems located thereon are in good operating condition, subject to ordinary wear and tear, and no condition exists requiring material repairs, alterations or corrections and (ii) are suitable, sufficient and appropriate in all respects for their current uses. None of the improvements located on the Company Properties constitute a legal non-conforming use or otherwise require any special dispensation, variance or special permit under any Laws. The Company has delivered to Purchaser true, correct and complete copies of (i) all deeds, title reports and surveys for the Owned Properties and (ii) the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto. The Company Properties (to the Knowledge of Seller, with respect to the Company Properties that are not Owned Properties) are not subject to any leases, rights of first refusal, options to purchase or rights of occupancy, except the Real Property Leases set forth on Schedule 4.12(a).
(b) Each Company Property has actual and legal access to an adjoining dedicated right-of-way and is served by all necessary utility services including gas, electric, water, sewer, and telephone services. To the Knowledge of the Company or Seller, no fact or condition exists with respect to any Company Property (other than any Owned Property) that would result in the discontinuation of utilities currently provided to any portion of such property or the termination of current access to and/or from any portion of such property. No fact or condition exists with respect to any Owned Property that would result in the discontinuation of utilities currently provided to any portion of such property or the termination of current access to and/or from any portion of such property.
(c) The Company has a valid, binding and enforceable leasehold interest under each of the Real Property Leases under which it is a lessee, each of which, to the Knowledge of the Company or Seller, is free and clear of all Liens other than Permitted Exceptions. Each of the Real Property Leases is in full force and effect. The Company is not in default under any Real Property Lease, and no event has occurred and no circumstance exists to the Knowledge of the Company or Seller which, if not remedied, and whether with or without notice or the passage of time or both, would be reasonably likely to result in such a default. The Company has not received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company under any of the Real Property Leases and, to the Knowledge of the Company and Seller, no other party is in default thereof, and no party to any Real Property Lease has exercised any termination rights with respect thereto.
(d) To the Knowledge of the Company or Seller, except as provided on Schedule 4.12(d), no portion of the Company Properties is situated in a special flood hazard area according to any of the applicable city maps or the flood insurance rate maps, or the flood hazard boundary maps issued by the Department of Housing and Urban Development, the Federal Insurance Administration or the Federal Emergency Management Agency.
(e) The Company has all certificates of occupancy and Permits of any Governmental Body necessary or useful for the current use and operation of each Company Property, and the Company has fully complied with all material conditions of the Permits applicable to them. No default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any Permit, except where such default, violation or event would not reasonably be expected to be materially adverse to the Company, its assets or the operation of its business.

(f) There does not exist any actual or, to the Knowledge of the Company and Seller, threatened or contemplated condemnation or eminent domain proceedings that affect any Company Property or any part thereof, and neither the Company nor Seller has received any notice, oral or written, of the intention of any Governmental Body or other Person to take or use all or any part thereof.
(g) Neither Seller nor the Company has received any notice from any insurance company that has issued a policy with respect to any Company Property requiring performance of any structural or other repairs or alterations to such Company Property, except as set forth on Schedule 4.12(g).
(h) The Company does not own or hold, nor is the Company obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein, except as set forth in the Real Property Leases.
4.13 Tangible Personal Property.
(a) The Company has good and marketable title to all of the items of tangible personal property used in the business of the Company (except as sold or disposed of subsequent to the date hereof in the Ordinary Course of Business and not in violation of this Agreement), free and clear of any and all Liens, other than Permitted Exceptions. All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of the Company are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.
(b) Schedule 4.13(b) sets forth all leases of personal property (“Personal Property Leases”) involving annual payments in excess of $5,000 relating to personal property used in the business of the Company or to which the Company is a party or by which the properties or assets of the Company are bound. All of the items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. The Company has delivered to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.
(c) The Company has a valid and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee. Each of the Personal Property Leases is in full force and effect and the Company has not received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company under any of the Personal Property Leases and, to the Knowledge of the Company or Seller, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

4.14 Intellectual Property.
(a) Schedule 4.14(a) sets forth an accurate and complete list of all Internet domain names, Patents, registered Marks, pending applications for registration of Marks, unregistered Marks, registered Copyrights, and pending applications for registration of Copyrights included in the Company Intellectual Property. Schedule 4.14(a) lists (i) the jurisdictions in which each such item of Company Intellectual Property has been issued, registered, otherwise arises or in which any such application for such issuance and registration has been filed and (ii) the registration or application number and date, as applicable.
(b) Except as set forth on Schedule 4.14(b), the Company is the sole and exclusive owner of all right, title and interest in and to all of the Company Technology and Company Intellectual Property, including each of the Copyrights in any works of authorship prepared by or for the Company that resulted from or arose out of any work performed by or on behalf of the Company by Seller, any Employee, Former Employee, officer, consultant or contractor of the Company, in each case, free and clear of all Liens or obligations to others (except for those specified licenses set forth on Schedule 4.14(e)). The Company has valid and continuing rights to use, sell and license, as the case may be, all other Intellectual Property and Technology related to or used in connection with the business of the Company as the same is used, sold and licensed in such business as presently conducted, free and clear of all Liens or obligations to others (except for those specified licenses set forth on Schedule 4.14(e).
(c) To the Knowledge of the Company or Seller, the Company Intellectual Property and Company Technology, the design, development, manufacturing, licensing, marketing, distribution, offer for sale, sale or use or maintenance of any products and services in connection with the business of the Company as presently conducted, and the present business practices, methods and operations of the Company do not infringe, constitute an unauthorized use of, misappropriate, dilute or violate any Intellectual Property or other right of any Person (including pursuant to any non-disclosure agreements or obligations to which the Company or any of its Employees or Former Employees is a party). The Company Intellectual Property, the Intellectual Property and Technology licensed to the Company under the Intellectual Property Licenses included in the Company Contracts and the Company Technology include all of the Intellectual Property and Technology necessary and sufficient to enable the Company to conduct its business in the manner in which such business is currently being conducted.
(d) Except with respect to licenses of commercial off-the-shelf Software available on reasonable terms for a license fee of no more than $2,500 per year, and except pursuant to the Intellectual Property Licenses listed on Schedule 4.14(e), the Company is not required, obligated, or under any Liability whatsoever, to make any payments by way of royalties, fees or otherwise to any owner, licensor of, or other claimant to, any Intellectual Property, or any other Person, with respect to the use thereof or in connection with the conduct of their respective businesses as currently conducted.

(e) Schedule 4.14(e) sets forth a complete and accurate list of all (i) Intellectual Property Licenses, (ii) Contracts to which the Company is a party containing a covenant not to compete or otherwise limiting its ability to (A) exploit fully any of the Company Intellectual Property or (B) conduct the business of the Company in any market or geographical area or with any Person or (iii) Contracts to which the Company is a party containing an agreement to indemnify any other Person against any claim of infringement, unauthorized use, misappropriation, dilution or violation of Intellectual Property. Seller has delivered to Purchaser true, correct and complete copies of each Contract set forth on Schedule 4.14(e) together with all amendments, modifications or supplements thereto.
(f) Each of the Intellectual Property Licenses is in full force and effect and is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). The Company is not in material default under any Intellectual Property License, nor, to the Knowledge of the Company or Seller, is any other party to an Intellectual Property License in material default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. To the Knowledge of the Company or Seller, no party to any of the Intellectual Property Licenses has exercised any termination rights with respect thereto and there are no disputes regarding the scope or performance of any such agreement. The Company has good and valid title to the Intellectual Property Licenses, free and clear of all Liens other than Permitted Exceptions. Seller has delivered or otherwise made available to Purchaser true, correct and complete copies of all of the Intellectual Property Licenses, together with all amendments, modifications or supplements thereto.
(g) No Trade Secret material to the business of the Company as presently conducted has been authorized to be disclosed or, to the Knowledge of the Company or Seller, has been actually disclosed by the Company to any of its Former Employees, Employees or any third Person other than pursuant to a confidentiality or non-disclosure agreement. The Company has taken adequate security measures to protect the secrecy, confidentiality and value of all the Trade Secrets included in the Company Intellectual Property and any other non-public, proprietary information included in the Company Technology, which measures are reasonable in the industry in which the business of the Company operates.
(h) As of the date hereof, the Company is not the subject of any pending or, to the Knowledge of the Company or Seller, threatened Legal Proceedings which involve or that could reasonably imply (such as an offer to grant a license) a claim of infringement, unauthorized use, misappropriation, dilution or violation of any Intellectual Property or challenging the ownership, use, validity or enforceability of any Company Intellectual Property. The Company has not received written (including by electronic mail) notice of any such threatened claim and, to the Knowledge of the Company or Seller, there are no facts or circumstances that would form the basis for any such claim or challenge. The Company Intellectual Property, and all of the Company’s rights in and to the Company Intellectual Property, are valid and enforceable.

(i) To the Knowledge of the Company or Seller, no Person is infringing, violating, misusing or misappropriating any Company Intellectual Property, and no such claims have been made against any Person by the Company.
(j) There are no Orders to which the Company is a party or by which they are bound which restrict any rights to any Company Intellectual Property or which affect the validity, use or enforceability of any Company Intellectual Property.
(k) The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s right to own or use any Intellectual Property or Technology.
(l) No Employee (including Seller) or Former Employee has any right, title or interest, directly or indirectly, in whole or in part, in any Company Intellectual Property or Intellectual Property used in the conduct of the Company’s business. To the Knowledge of the Company or Seller, no Employee or Former Employee is, as a result of or in the course of such Employee’s or Former Employee’s engagement, in default or breach of any material term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement.
(m) Schedule 4.14(m) sets forth a complete and accurate list of (i) all Software included in the Company Technology owned exclusively by the Company that is material to the operation of the business of the Company and (ii) all other Software used in the business of the Company that is not exclusively owned by the Company, excluding commercial-off-the-shelf Software available on reasonable terms for a license fee of no more than $2,500 per year.
(n) The information technology systems of the Company, including the relevant Software and hardware, are adequate for the business as presently conducted The information technology systems of the Company have not suffered any material failure within the past two years and, to the Knowledge of the Company or Seller, are reasonably secure against intrusion. The Company has not suffered any security breaches within the past two years that have resulted in a third party obtaining access to any Confidential Information of the Company or any of its customers or suppliers.
(o) No open source software or freeware has been incorporated into any product of the Company that would limit the Company’s ability to make, use or sell such product (including the obligation to disclose source code) or that would materially diminish or transfer the rights of ownership in any Intellectual Property or Software of the Company to a third party.
(p) The Company is in compliance with any posted privacy policies and any Laws or regulations relating to personally identifiable information.

4.15 Material Contracts.
(a) Schedule 4.15(a) sets forth, by reference to the applicable subsection of this Section 4.15(a), all of the following Contracts to which the Company is a party or by which the Company or any of its assets or properties are bound (collectively, the “Material Contracts”):
(i) Contracts with Seller or its Affiliates or any current or former officer, director, equity holder, manager, member or Affiliate of the Company;
(ii) Contracts with any labor union or association representing any Employee;
(iii) Contracts for the sale of any of the assets of the Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its assets;
(iv) Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;
(v) Contracts containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or not to solicit or hire any Person with respect to employment or covenants of any other Person not to compete with the Company in any line of business or in any geographical area or not to solicit or hire any Person with respect to employment;
(vi) Contracts relating to the acquisition (by merger, purchase of equity or assets or otherwise) by the Company of any operating business or material assets or the capital stock of any other Person;
(vii) Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the assets of the Company, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;
(viii) purchase Contracts giving rise to Liabilities of the Company in excess of $50,000;
(ix) all Contracts providing for payments by or to the Company in excess of $50,000 in any fiscal year or $100,000 in the aggregate during the term thereof;
(x) all Contracts obligating the Company to provide or obtain products of services for a period of one year or more or requiring the Company to purchase or sell a stated portion of its requirements or outputs;
(xi) Contracts providing for severance, retention, change in control or other similar payments;
(xii) Contracts for the employment of any individual on a full-time, part-time or consulting or other basis providing annual compensation in excess of $50,000;

(xiii) material management Contracts and Contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice;
(xiv) outstanding Contracts of guaranty, surety or indemnification, direct or indirect, by the Company;
(xv) Contracts (or group of related Contracts) which involve the expenditure of more than $50,000 annually or $100,000 in the aggregate or require performance by any party more than one year from the date hereof; and
(xvi) Contracts that are otherwise material to the Company.
(b) Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Company, and of the other parties thereto enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity), and, upon consummation of the transactions contemplated by this Agreement, shall, except as otherwise set forth on Schedule 4.15(b), continue in full force and effect without penalty or other adverse consequence. The Company is not in default under any Material Contract, nor, to the Knowledge of the Company or Seller, is any other party to any Material Contract in breach of or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default on the Company or any other party thereunder, except where such default, violation or event would not reasonably be expected to be materially adverse to the Company, its assets or the operation of its business. To the Knowledge of the Company, no party has given notice of any dispute with respect to any Material Contract. No party to any of the Material Contracts has exercised any termination rights with respect thereto, and no party has given written notice of any significant dispute with respect to any Material Contract. The Company has delivered to Purchaser true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto.
4.16 Employee Benefits Plans.
(a) Except for the Plans set forth on Schedule 4.16, there are no Plans covering Employees of the Company, other than Plans that are offered, provided, sponsored and maintained by Seller, (i) none of which (x) will be assumed by Purchaser or could result in any Liability to Purchaser or the Company after the Closing; or (y) will remain an obligation of the Company after the Closing, or (ii) with respect to which the Company currently has or has ever had any Liability (either to make contributions with respect to Employees of the Company or otherwise). There are no pending or, to the Knowledge of the Company or Seller, threatened claims by or on behalf of any Plan, or by any Person covered thereby, other than ordinary claims for benefits submitted by participants or beneficiaries, which, individually or in the aggregate, could result in any Liability on the part of Purchaser or the Company.

(b) Neither the Company nor any ERISA Affiliate maintains or is obligated to provide benefits under any life, medical or health plan (other than as an incidental benefit under a Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (“Qualified Plan”)) which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation of 1985, as amended.
(c) Neither the Company nor any ERISA Affiliate has at any time contributed to or has any obligation to contribute to or has any Liability with respect to any “multiemployer plan”, as that term is defined in Section 4001 of ERISA or any “employee benefit plan” subject to Title IV of ERISA or Section 412 of the Code. No Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(d) The Company has delivered to Purchaser copies of all documents that set forth the terms of each Plan and of any related trust (including, without limitation, all plan documents and summary plan descriptions) that provide benefits to the Employees or any former Employees of the Company.
4.17 Labor.
(a) The Company is not a party to any labor, collective bargaining or similar agreement and there are no labor or collective bargaining agreements which pertain to Employees.
(b) No Employees are represented by any labor organization. No labor organization or group of Employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company or Seller, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving the Company pending or, to the Knowledge of the Company or Seller, threatened by any labor organization or group of Employees.
(c) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of the Company or Seller, threatened against or involving the Company. There are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company or Seller, threatened by or on behalf of any Employee or group of Employees.
(d) There are no complaints, charges or claims against the Company pending or, to the Knowledge of the Company or Seller, threatened that could be brought or filed, with any Governmental Body based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual. The Company is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, WARN and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the six (6) months prior to Closing.

4.18 Litigation. Except as set forth in Schedule 4.18, there is no Legal Proceeding pending or, to the Knowledge of the Company or Seller, threatened against the Company (or to the Knowledge of the Company or Seller, pending or threatened, against any of the officers, managers, directors or Employees of the Company with respect to their business activities on behalf of the Company), or to which the Company is otherwise a party before any Governmental Body; nor to the Knowledge of the Company nor Seller is there any reasonable basis for any such Legal Proceeding. Except as set forth on Schedule 4.18, the Company is not subject to any Order, and the Company is not in breach or violation of any Order. Except as set forth on Schedule 4.18, the Company is not engaged in any Legal Proceeding to recover monies due it or for damages sustained by it. There are no Legal Proceedings pending or, to the Knowledge of the Company or Seller, threatened against the Company or to which the Company is otherwise a party relating to this Agreement or any Company Document or the transactions contemplated hereby or thereby.
4.19 Compliance with Laws; Permits.
(a) The Company is in compliance in all material respects with all Laws applicable to their respective businesses, operations or assets. The Company has not received any written notice of or been charged with the violation of any Laws. To the Knowledge of the Company, the Company has not received any un-written notice of the violation of any Laws. To the Knowledge of the Company or Seller, the Company is not under investigation with respect to the violation of any Laws and there are no facts or circumstances which could be reasonably likely to form the basis for any such violation. The Company has not violated any Law concerning the export or re-export of any products or services or the prohibited boycott of any country.
(b) Schedule 4.19 contains a list of all Permits which are required for the operation of the business of the Company as presently conducted (“Company Permits”), other than those the failure of which to possess is immaterial. The Company currently has all Permits which are required for the operation of its business as presently conducted, other than those the failure of which to possess is immaterial. The Company is not in default or violation, and to the Knowledge of the Company or Seller, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Company Permit and, to the Knowledge of the Company or Seller, there are no facts or circumstances which would be reasonably likely to form the basis for any such default or violation, except for immaterial defaults, violations or breaches. There are no Legal Proceedings pending or, to the Knowledge of the Company or Seller, threatened, relating to the suspension, revocation or modification of any Company Permit. None of the Company Permits will be materially and adversely impaired by the consummation of the transactions contemplated by this Agreement.

4.20 Environmental Matters. Except as set forth on Schedule 4.20 hereto:
(a) the operations of the Company are and have been in compliance with all applicable Environmental Laws, except where such non-compliance would not reasonably be expected to materially and adversely affect the Company, its assets or its business, which compliance includes obtaining, maintaining in good standing and complying with all Environmental Permits and no action or proceeding is pending or, to the Knowledge of the Company or Seller, threatened to revoke, modify or terminate any such Environmental Permit, and, to the Knowledge of the Company or Seller, no facts, circumstances or conditions currently exist that could reasonably be expected to adversely affect such continued compliance with Environmental Laws and Environmental Permits or require currently unbudgeted capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits;
(b) the Company is not the subject of any outstanding written Order or Contract with any Governmental Body or Person with respect to Environmental Laws, Hazardous Materials, or any Release or threatened Release of a Hazardous Material, and the Company has not received any request for information or notification alleging responsibility under CERCLA or an analogous state statute;
(c) no claim has been made or is pending, or to the Knowledge of the Company or Seller, threatened against the Company alleging either or both that the Company may be in violation of any Environmental Law or Environmental Permit, or may have any Liability under any Environmental Law;
(d) There has been no Release or threatened Release of any Hazardous Materials on, at, under, to or about (i) any property currently or formerly owned, operated or leased by the Company, during the time of such ownership, operation or lease, or (ii) any location where Hazardous Materials from the operations or activities of the Company have come to be located; and, to the Knowledge of the Company and Seller, no facts, circumstances or conditions exist with respect to the Company or any property currently or formerly owned, operated or leased by the Company or any property to which the Company arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Company incurring material Liabilities under Environmental Law;
(e) there are no pending or, to the Knowledge of Seller, threatened, investigations of the Company, its operations or any currently or formerly owned, operated or leased property which could lead to the imposition of Liabilities or Liens under Environmental Law;
(f) the transactions contemplated hereunder do not require the consent of or filings with any Governmental Body with jurisdiction over the Company with respect to environmental matters; and
(g) the Company has provided to Purchaser all environmentally related Permits, governmental submissions, audits, studies, reports, analyses, and results of investigations that have been performed with respect to the currently owned, operated or leased properties of the Company.

4.21 Insurance. The Company has insurance policies in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which the Company is a party or by which it is bound, and (b) which are in such amounts, with such deductibles and against such risks and losses, as are reasonable for the business, assets and properties of the Company. Set forth on Schedule 4.21 is a list of all insurance policies and all fidelity bonds held by or applicable to the Company setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium, whether the policies may be terminated upon consummation of the transactions contemplated hereby and if and to what extent events being notified to the insurer after the Closing Date are generally excluded from the scope of the respective policy. Except as set forth on Schedule 4.21, no event relating to the Company has occurred which could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled within the last two years and, to the Knowledge of the Company or Seller, no threat has been made to cancel any insurance policy of the Company during such period. Except as set forth on Schedule 4.21, all such insurance will remain in full force and effect immediately following the consummation of the transactions contemplated hereby. To the Knowledge of the Company or Seller, no event has occurred, including the failure by the Company to give any notice or information or the Company giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company under any such insurance policies.
4.22 Accounts and Notes Receivable and Payable
(a) A complete and accurate list of the accounts receivable as of November 30, 2010, showing the aging thereof, is included in Schedule 4.22. All accounts and notes receivable of the Company have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice and are payable on ordinary trade terms. All accounts and notes receivable of the Company as of November 30, 2010 are, as of the date hereof and, to the extent not previously collected, as of the Closing Date, good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate in all material respects and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. All accounts and notes receivable listed on Schedule 4.22 and those arising after November 30, 2010, to the extent not collected prior to the date hereof, are good and collectible as of the date hereof at the aggregate recorded amounts thereof within ninety (90) days after the day on which it first becomes due and payable, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate in all material respects and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. None of the accounts or the notes receivable of the Company (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on sale or return basis or subject to any other repurchase or return arrangement.
(b) All accounts payable of the Company reflected in the Balance Sheet or arising after the date thereof are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable.

4.23 Related Party Transactions. Except as set forth on Schedule 4.23, no Employee, officer, director, manager, equity holder, partner or member of the Company, any member of his or her immediate family or any of their respective Affiliates (“Related Persons”) (i) owes any amount to the Company nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any business arrangement or other relationship with the Company (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by the Company, (iv) has any claim or cause of action against the Company or (v) owns any direct or indirect interest of any kind in excess of 5% in, or controls or is a manager, director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, service provider, customer, client, landlord, tenant, creditor or debtor of the Company.
4.24 Banks; Power of Attorney. Schedule 4.24 contains a complete and correct list of the names and locations of all banks in which the Company has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 4.24, no person holds a power of attorney to act on behalf of the Company.
4.25 Certain Payments. None of the Company or Seller nor, to the Knowledge of the Company or Seller, any director, manager, officer, employee, or other Person associated with or acting on behalf of any of them, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business for the Company, (ii) to pay for favorable treatment for business secured by the Company, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, or (iv) in violation of any Law, or (b) established or maintained any fund or asset with respect to the Company that has not been recorded in the books and records of the Company.
4.26 Terms of Service. Set forth on Schedule 4.26 are the terms of service under which the Company provides products and services to its customers. No customers are entitled to or benefit from any service level or performance guarantees or any warranties with respect to the products and services provided by the Company, except as provided on Schedule 4.26. In addition, no customers are entitled to any refunds, credits or rights of set-off with respect to any products or services provided by the Company, other than as reserved for in the Financial Statements.
4.27 Customers and Suppliers.
(a) Set forth on Schedule 4.27(a) are the Company’s ten (10) largest customers, by dollar volume, during the period beginning January 1, 2010 and ending on October 31, 2010 and set forth opposite the name of each such customer is the dollar amount of sales attributable to such customer for such periods. The Company is not engaged in any material dispute with any current customer, no such customer has notified the Company in writing (nor, to the Knowledge of the Company, orally) that it intends to terminate or materially reduce its business relations with the Company, and, to the Knowledge of the Company or Seller, no such customer has provided an indication to the Company or Seller which would give the Company or Seller the reasonable basis to believe that such customer would not continue such business relationship with the Company after the Closing.

(b) Set forth on Schedule 4.27(b) are the Company’s ten (10) largest vendors, by dollar volume, during the period beginning January 1, 2010 and ending on October 31, 2010. The Company is not engaged in any material dispute with any current vendor and no such vendor has notified the Company that it intends to terminate or materially reduce its business relations with the Company, and, to the Knowledge of the Company or Seller, no such vendor has provided an indication to the Company or Seller which would give the Company or Seller the reasonable basis to believe that such vendor would not continue such business relationship with the Company after the Closing.
4.28 Full Disclosure. To the Knowledge of the Company or Seller and subject to the limitations of Section 3.6, no representation or warranty of the Company or Seller contained in this Agreement, in any of the Company Documents or in any of the Seller Documents and no written statement made by or on behalf of the Company or Seller to Purchaser or any of its Affiliates pursuant to this Agreement or any of the Company Documents or Seller Documents contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading. To the Knowledge of the Company or Seller and subject to the limitations of Section 3.6, there are no facts which the Company or Seller have not disclosed to Purchaser in writing which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
4.29 Financial Advisors. No Person has been engaged or retained, directly or indirectly, as a broker, finder or financial advisor for Seller or the Company in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof based on the actions or inactions of the Company.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser and Zedi hereby jointly and severally represent and warrant to Seller that:
5.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Zedi is a corporation duly organized, validly existing and in good standing under the laws of Canada. Zedi owns all of the issued and outstanding capital stock of Purchaser.

5.2 Authorization of Agreement. Each of Purchaser and Zedi has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser or Zedi in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser and Zedi of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser and Zedi, respectively. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and Zedi, as applicable, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser and Zedi, as applicable, enforceable against Purchaser and Zedi, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity.
5.3 Conflicts; Consents of Third Parties.
(a) Except as set forth on Schedule 5.3 hereto, none of the execution and delivery by Purchaser or Zedi of this Agreement or of any of the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser or Zedi with any of the provisions hereof or thereof will conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the Certificate of Incorporation and Bylaws or comparable organizational documents of Purchaser or Zedi; (ii) any material Contract or material Permit to which either Purchaser or Zedi is a party or by which any of the properties or assets of either Purchaser or Zedi are bound; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law.
(b) Except as set forth on Schedule 5.3, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of either Purchaser or Zedi in connection with the execution and delivery of this Agreement or the Purchaser Documents, the compliance by Purchaser or Zedi with any of the provisions hereof or thereof, except for such other consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications that, if not obtained, made or given, would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.
5.4 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Purchaser or Zedi, threatened that are reasonably likely to have a Zedi Material Adverse Effect or to prohibit or restrain the ability of either Purchaser or Zedi to enter into this Agreement or any of the Purchaser Documents or to perform its obligations under or to consummate the transactions contemplated by this Agreement or any of the Purchaser Documents; nor to the Knowledge of Purchaser or Zedi is there any reasonable basis for any such Legal Proceeding.

5.5 Securities Representations.
(a) Investment Intention. Purchaser is acquiring the Purchased Stock for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof.
(b) No Registration. Purchaser understands that the Purchased Stock has not been registered under the Securities Act or any state or foreign securities law and cannot be sold unless subsequently registered under the Securities Act or any applicable state or foreign securities law or an exemption from such registration is available and that Seller is relying upon the truth and accuracy of the representations, warranties, covenants and agreements of Purchaser set forth herein in order to determine the availability of such exemptions and the suitability of Purchaser to acquire the Purchased Stock.
(c) Accredited Investor. Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.
(d) Sophistication and Suitability. Purchaser is an experienced and knowledgeable investor and operator in the oil and gas business and has the expertise and capability to evaluate the assets and the business of the Company and the merits and risks associated with purchasing the Purchased Stock.
5.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
5.7 No Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or to the Knowledge of Purchaser, threatened against any of Purchaser, Zedi or any of their Affiliates.
5.8 Financing. Purchaser will have sufficient funds to permit Purchaser to pay the Purchase Price at the Closing as required hereunder.
5.9 Solvency. Immediately after payment of the Purchase Price at Closing, neither Purchaser nor Zedi will (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become due), (b) have unreasonably small capital with which to engage in its business, or (c) have incurred or plan to incur debts beyond its ability to pay as they become due.
5.10 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF PURCHASER MADE IN THIS AGREEMENT OR ANY PURCHASER DOCUMENT, NEITHER PURCHASER NOR ANY OTHER PERSON ON BEHALF OF PURCHASER MAKES ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY OR OTHERWISE.
5.11 Acknowledgements by Purchaser. Purchaser and Zedi each hereby expressly acknowledges and accepts the limitations and provisions of Seller set forth in Sections 3.6 and 3.7.

ARTICLE VI
COVENANTS
6.1 Access to Information; Confidentiality. The Company shall afford to Purchaser and its accountants, counsel, financial advisors and other representatives reasonable access, during normal business hours upon reasonable notice throughout the period prior to the Closing, to the Company’s properties and facilities (including all owned and leased real property and the buildings, structures, fixtures, appurtenances and improvements erected, attached or located thereon), books, financial information (including working papers and data in the possession of the Company or its independent public accountants, internal audit reports, and “management letters” from such accountants with respect to the Company’s systems of internal control), Contracts and records of the Company and, during such period, shall furnish promptly such information concerning the businesses, properties and personnel of the Company as Purchaser shall reasonably request; provided, that such investigation shall not unreasonably disrupt the Company’s operations and that Purchaser shall not contact or communicate with any officer, employee, customer, supplier, lender, agent or representative of the Company with the prior consent of the Company. Prior to the Closing, the Company shall generally keep Purchaser informed as to all material matters involving the operations and businesses of the Company. The Company shall authorize and direct the appropriate officers, directors, managers and Employees consented to by the Company to discuss matters involving the operations and business of the Company with representatives of Purchaser and its prospective financing sources, investors or placement agents. Prior to the Closing, all information provided to, or obtained by, Purchaser in connection with the transactions contemplated hereby shall be treated as confidential in accordance with the Confidentiality Agreement, the terms of which are incorporated herein by this reference and made a part of this Agreement, and Purchaser shall, and shall cause its directors, officers, employees, agents, representatives, consultants, advisors and Affiliates to, maintain all information made available to them under this Agreement confidential in accordance with the Confidentiality Agreement. No information provided to or obtained by Purchaser pursuant to this Section 6.1 or otherwise shall limit or otherwise affect the remedies available hereunder to Purchaser (including Purchaser’s right to seek indemnification pursuant to Article VIII), or the representations or warranties of, or the conditions to the obligations of, the parties hereto, except as otherwise provided in this Agreement.
6.2 Conduct of the Business Pending the Closing.
(a) Except as otherwise expressly provided by this Agreement or with the prior written consent of Purchaser, between the date hereof and the earlier of the Closing or the termination of this Agreement, Seller and the Company shall:
(i) conduct the respective businesses of the Company only in the Ordinary Course of Business in all material respects;

(ii) use their commercially reasonable efforts to (A) preserve the present business operations, organization (including officers and Employees) and goodwill of the Company and (B) preserve the present relationships with Persons having business dealings with the Company (including clients, customers and suppliers and service providers);
(iii) maintain (A) all of the assets and properties of, or used by, the Company in their current condition, ordinary wear and tear excepted, and (B) insurance upon all of the properties and assets of the Company in such amounts and of such kinds comparable to that in effect on the date of this Agreement;
(iv) in all material respects (A) maintain the books, accounts and records of the Company in the Ordinary Course of Business, (B) continue to collect accounts receivable and pay accounts payable utilizing normal procedures and without discounting or accelerating payment of such accounts outside of the Ordinary Course of Business, and (C) comply with all contractual and other obligations of the Company;
(v) comply with the capital expenditure plan of the Company for 2010, including making such capital expenditures in the amounts and at the times set forth in such plan, other than the capital expenditure to acquire a boat as previously approved by Purchaser; and
(vi) comply in all material respects with all applicable Laws.
(b) Without limiting the generality of the foregoing, except as otherwise expressly provided on Schedule 6.2(b) or with the prior written consent of Purchaser, Seller and the Company shall not:
(i) declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of or other securities of, or other ownership interests in, the Company or repurchase, redeem or otherwise acquire any outstanding equity interests or other securities of, or other ownership interests in, the Company, other than dividends to Seller of amounts equal to (A) Cash in excess of $250,000 at on the Effective Date, and (B) the intercompany account receivable from Seller in order to settle that balance prior to Closing;
(ii) transfer, issue, sell, pledge, encumber or dispose of the equity interests or other securities of, or other ownership interests in, the Company or grant options, warrants, calls or other rights to purchase or otherwise acquire equity interests or other securities of, or other ownership interests in, the Company;
(iii) effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Company, or amend the terms of any outstanding securities of the Company;
(iv) amend the certificate of incorporation or bylaws of the Company;

(v) (A) increase the salary or other compensation of any director, manager, officer or Employee, except for normal increases in the Ordinary Course of Business (B) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director, officer, Employee or consultant, (C) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, managers, officers, Employees, agents or representatives of the Company or otherwise modify or amend or terminate any such plan or arrangement or (D) enter into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any directors, managers or officers of the Company (or amend any such agreement) to which the Company is a party;
(vi) (A) issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness; (B) except in the Ordinary Course of Business, pay, repay, discharge, purchase, repurchase or satisfy any Indebtedness of the Company; or (C) modify the terms of any Indebtedness or other Liability;
(vii) subject to any Lien or otherwise encumber or, except for Permitted Exceptions, permit, allow or suffer to be encumbered, any of the properties or assets (whether tangible or intangible) of, or used by, the Company;
(viii) acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of, or used by, the Company, other than for fair consideration in the Ordinary Course of Business;
(ix) enter into or agree to enter into any merger or consolidation with any corporation or other entity, and not engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities, of any other Person;
(x) cancel or compromise any debt or claim or waive or release any material right of the Company except in the Ordinary Course of Business;
(xi) enter into any commitment for capital expenditures of the Company in excess of $10,000 for any individual commitment and $50,000 for all commitments in the aggregate, other than the capital expenditure to acquire a boat as previously approved by Purchaser;
(xii) enter into, modify or terminate any labor or collective bargaining agreement of the Company or, through negotiation or otherwise, make any commitment or incur any Liability to any labor organization with respect to the Company;
(xiii) introduce any material change with respect to the operation of the Company, including any material change in the types, nature, composition or quality of its products or services, or, other than in the Ordinary Course of Business, make any change in product specifications or prices or terms of distributions of such products or change its pricing, discount, allowance or return policies or grant any pricing, discount, allowance or return terms for any customer or supplier not in accordance with such policies;

(xiv) enter into any transaction or enter into, modify or renew any Contract which by reason of its size, nature or otherwise is not in the Ordinary Course of Business;
(xv) except for transfers of Cash pursuant to normal cash management practices in the Ordinary Course of Business, make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any Contract with any Related Persons;
(xvi) make a change in its accounting or Tax reporting principles, methods or policies;
(xvii) (i) make, change or revoke any Tax election, settle or compromise any Tax claim or Liability or enter into a settlement or compromise, or change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes, or (ii) prepare or file any Tax Return (or any amendment thereof) unless Seller has complied with Section 8.5;
(xviii) enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of the Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons;
(xix) terminate, amend, restate, supplement, abandon or waive any rights under any (A) Material Contract, Real Property Lease, Personal Property Lease or Intellectual Property License, other than in the Ordinary Course of Business or (B) Permit;
(xx) settle or compromise any pending or threatened Legal Proceeding or any claim or claims for, or that would result in a loss of revenue of, an amount that could, individually or in the aggregate, reasonably be expected to be greater than $50,000;
(xxi) change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other liabilities;
(xxii) take any action which would materially and adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement;

(xxiii) agree to do anything (A) prohibited by this Section 6.2, (B) which would make any of the representations and warranties of Seller in this Agreement or any of the Seller Documents or Company Documents untrue or incorrect in any material respect or could result in any of the conditions to the Closing not being satisfied or (C) that would be reasonably expected to have a Material Adverse Effect; and
(xxiv) fail to pay any required maintenance or other similar fees or otherwise fail to make required filings or payments required to maintain and further prosecute any applications for registration of Intellectual Property.
6.3 Third Party Consents. Seller and the Company shall use their commercially reasonable efforts to obtain at the earliest practicable date all consents, waivers and approvals from, and provide all notices to, all Persons that are not a Governmental Body, required to consummate, or in connection with, the transactions contemplated by this Agreement, including the consents, waivers, approvals and notices referred to in Sections 3.2(b) and 4.3(b) hereof (except for such matters covered by Section 6.4). All such consents, waivers, approvals and notices shall be in writing and in form and substance satisfactory to Purchaser, and executed counterparts of such consents, waivers and approvals shall be delivered to Purchaser promptly after receipt thereof, and copies of such notices shall be delivered to Purchaser promptly after the making thereof. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates (which for purposes of this sentence shall include the Company) shall be required to pay any amounts in connection with obtaining any consent, waiver or approval.
6.4 Governmental Consents and Approvals. Each of Purchaser, Seller and the Company shall use its commercially reasonable efforts to obtain at the earliest practical date all consents, waivers, approvals, Orders, Permits, authorizations and declarations from, make all filings with, and provide all notices to, all Governmental Bodies which are required to consummate, or in connection with, the transactions contemplated by this Agreement, including the consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notices referred to in Sections 3.2(b) and 4.3(b).
6.5 Further Assurances. Subject to, and not in limitation of, Section 6.4, each of Seller, the Company and Purchaser shall use its commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. At or after Closing, and without further consideration, Seller will execute and deliver to Purchaser such further instruments of conveyance and transfer as Purchaser may reasonably request to more effectively convey and transfer the Purchased Stock to Purchaser, free and clear of any Lien and subject to no legal or equitable restrictions of any kind, or to exercising rights with respect to such Purchased Stock.

6.6 No Shop.
(a) Seller and the Company shall not, and shall not permit any Affiliates, directors, officers, Employees, representatives or agents of Seller or the Company (collectively, the “Representatives”) to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company or any capital stock or other ownership interests of, or membership interests in, the Company other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.
(b) Seller and the Company shall notify Purchaser orally and in writing promptly (but in no event later than 24 hours) after receipt by any of Seller, the Company or any of the Representatives thereof of any bona fide proposal or offer from any Person other than Purchaser to effect an Acquisition Transaction or any request for non-public information relating to the Company or for access to the properties, books or records of the Company by any Person other than Purchaser. Such notice shall indicate the identity of the Person making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the books and records of the Company, the material terms of any such proposal or offer, or modification or amendment to such proposal or offer and copies of any written proposals or offers or amendments or supplements thereto. Seller and the Company shall keep Purchaser informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request.
(c) Seller and the Company shall (and Seller and the Company shall cause their Representatives to, and the Company shall cause their Representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Purchaser) conducted heretofore with respect to any Acquisition Transaction. Seller and the Company agree not to release any third party from the confidentiality and standstill provisions of any agreement to which the Company is a party.
6.7 Non-Competition; Non-Solicitation; Confidentiality.
(a) For a period of five (5) years from and after the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business (other than the Company and Purchaser), whether in corporate, proprietorship or partnership form or otherwise, engaged in flow measurement, field services, inspections and lab services, instrumentation sales, installation, calibration, inspection or maintenance services for the oil and gas industry as conducted by the Company as of the Closing Date or that otherwise competes with the business of the Company as conducted on the Closing Date (a “Restricted Business”); provided, that the restrictions contained in this Section 6.7(a) shall not restrict (i) the acquisition by Seller, directly or indirectly, of less than 2% of the outstanding capital stock of any publicly traded company engaged in a Restricted Business, or (ii) Seller’s ownership, operation, management and conduct the operations of its water processing and disposal business as owned, operated, managed and conducted as of the date hereof. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing will be inadequate and that Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever.

(b) For a period of five (5) years from and after the Closing Date, Seller shall not, and shall cause its directors, officers, employees and Affiliates not to, directly or indirectly: (i) cause, solicit, induce or encourage any employees of Purchaser or the Company or any of their Affiliates to leave such employment or hire, employ or otherwise engage any such individual (provided that nothing herein shall be construed as restricting Seller from engaging in a general solicitation of employment not specifically directed at any employee of Purchaser or the Company to the extent any employee contacts Seller of his or her own initiative as a result of such general solicitation); or (ii) cause, induce or encourage any material actual or prospective client, customer, supplier, or licensor of Purchaser or the Company or any of their Affiliates (including any existing or former customer of the Company and any Person that becomes a client or customer of the Company after the Closing) or any other Person who has a material business relationship with Purchaser or the Company or any of their Affiliates, to terminate or modify any such actual or prospective relationship.
(c) From and after the Closing Date, Seller shall not and shall cause its directors, officers, employees and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or the Company or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Company, any Confidential Information; provided, however, that Seller shall have the right to disclose information relating to the Company as required under applicable federal and state securities laws and stock exchange requirements. In addition, Seller shall not have any obligation to keep confidential (or cause its officers, directors or Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by other applicable Law; provided, that in the event disclosure is required by such other applicable Law, Seller shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order.
(d) The covenants and undertakings contained in this Section 6.7 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.7 will cause irreparable injury to Purchaser, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.7 will be inadequate. Therefore, Purchaser will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.7 without the necessity of proving actual damages or posting any bond whatsoever. The rights and remedies provided by this Section 6.7 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at law or in equity.
(e) The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 6.7 is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

6.8 Preservation of Records. Subject to any retention requirements relating to the preservation of Tax records, Seller and Purchaser agree that each of them shall (and shall cause the Company to) preserve and keep the records held by them or their Affiliates relating to the respective businesses of the Company for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings against or governmental investigations of Seller, the Company or Purchaser or any of their Affiliates or as otherwise reasonably requested by the other for financial, accounting or other corporate purposes or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Seller or Purchaser wishes to destroy (or permit to be destroyed) such records after that time, such party shall first give ninety (90) days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records within one hundred eighty (180) days after the date of such notice. Purchaser shall provide Seller with reasonable access during normal business hours to its pre-Closing payroll and benefits records, and the Company’s accounting and payroll employees, for a period of one hundred and twenty (120) days after the Closing Date, to assist with any reasonable transitional activities or information related to transferring payroll and benefits records and administration to the Seller.
6.9 Publicity.
(a) Prior to the Closing, none of Purchaser, Seller or the Company shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby unless disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Purchaser or its Affiliates lists securities, provided that, to the extent required by applicable Law or stock exchange requirement, the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the text thereof.
(b) Each of Purchaser, Seller and the Company agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law or stock exchange requirement and only to the extent required by such Law. In the event that such disclosure, availability or filing is required by applicable Law or stock exchange requirement, each of Purchaser, the Company and Seller (as applicable) agrees to use its commercially reasonable efforts to obtain “confidential treatment” of this Agreement with such Governmental Body and to redact such terms of this Agreement the other party shall request to the extent permitted by and consistent with requirements of applicable Law, stock exchange requirements and the rules and regulations of the United States Securities and Exchange Commission.

6.10 Use of Name. Seller hereby agrees that upon the Closing, the Company shall have the sole right to the use of the name “Southern Flow” or similar names and any service marks, trademarks, trade names, d/b/a names, fictitious names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, or otherwise used in the business of the Company, including any name or mark confusingly similar thereto and the trademarks and service marks listed on Schedule 4.14(a) (collectively, the “Company Marks”). After the Closing, Seller shall not, and shall not permit its Affiliates to, use such name or any variation or simulation thereof, except as required in order to make disclosures and filings required under the Securities Act or any other applicable federal or state securities law (including but not limited to filings on Forms 10-K, 10-Q and 8-K and in financial statements) or any of the Company Marks. Seller shall, and shall cause each its Affiliates to, immediately after the Closing, cease to hold itself out as the sole stockholder of the Company or any of its Affiliates.
6.11 Environmental Matters.
(a) The Company shall permit Purchaser and Purchaser’s environmental consultant, to conduct such investigations (including investigations known as “Phase I” and “Phase II” environmental Site Assessments) of the environmental conditions of any real property owned, operated or leased by or for the Company and the operations conducted thereat (subject to any limitations contained in valid, previously executed leases as Purchaser, in its sole discretion, shall deem necessary or prudent) (“Purchaser’s Environmental Assessment”). Purchaser’s Environmental Assessment shall be conducted by a qualified environmental consulting firm, possessing reasonable levels of insurance, in compliance with applicable Laws and in a manner that minimizes the disruption of the operations of the Company. Purchaser shall furnish to Seller and the Company a copy of the final results of the Purchaser’s Environmental Assessment promptly after receipt thereof for information purposes only.
(b) The Company shall promptly file all materials required by Environmental Laws as a result of or in furtherance of the transaction contemplated hereunder, including any notifications or approvals required under environmental property transfer laws, and all requests required or necessary for the transfer or re-issuance of Environmental Permits required to conduct the Company’s business. Purchaser shall cooperate in all reasonable respects with the Company with respect to such filings.
6.12 Related-Party Transactions with Non-Management Affiliates. On or prior to the Closing Date, the Company shall (a) terminate all Contracts with Seller or its Affiliates (other than (i) those Contracts set forth on Schedule 6.12 and (ii) Contracts between the Company and its officers and Employees and Contracts, the continuation of which, Purchaser has approved in writing) and (b) deliver releases executed by such Affiliates with whom the Company has terminated such Contracts pursuant to this Section 6.12 providing that no further payments are due, or may become due, under or in respect of any such terminated Contacts; provided, that in no event shall the Company pay any fee or otherwise incur any expense or financial exposure with respect to any such termination or release.

6.13 Notification of Certain Matters. Seller shall give notice to Purchaser and Purchaser shall give notice to Seller, as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by such party to be untrue or inaccurate in any material respect at any time after the date hereof and prior to the Closing, (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder or (c) the institution of or the threat of institution of any Legal Proceeding against Seller or the Company related to this Agreement or the transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 6.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto.
6.14 Debt; Lien Releases; Company Transaction Expenses. No later than the third Business Day prior to the Closing Date, the Company shall provide Purchaser with (a) a certificate of the Company setting forth an estimate of the balance of all Indebtedness of the Company as of the close of business on the day immediately preceding the Closing Date, (b) a certificate of the Company setting forth an estimate of the amount of all Company Transaction Expenses as of the close of business on the day immediately preceding the Closing Date, and (c) customary pay-off letters from all parties to which Company Transaction Expenses are owed, to be repaid as of or prior to the Closing. The Company shall also make arrangements reasonably satisfactory to Purchaser for any holders Liens (other than Permitted Exceptions) to provide to Purchaser recordable form mortgage and Lien releases, canceled notes and other documents reasonably requested by Purchaser prior to the Closing such that all Liens on the assets or properties of the Company that are not Permitted Exceptions shall be satisfied, terminated and discharged on or prior to the Closing Date. On the Closing Date, the Company shall deliver to Purchaser (i) a certificate of the Company setting forth all Indebtedness of the Company as of the close of business on the day immediately preceding the Closing Date, and (ii) a certificate of the Company setting forth the amount of all Company Transaction Expenses as of the close of business on the day immediately preceding the Closing Date.
6.15 Resignation of Officers and Directors. Seller shall cause each of the officers and directors of the Company listed on Schedule 6.15 to submit a letter of resignation effective on or before the Closing Date.
6.16 Employees.
(a) The Employees of the Company as of the Closing shall remain at will employees of the Company immediately following the Closing, provided that nothing in this Agreement shall limit or affect Purchaser’s right to terminate the employment of any such employee at any time following the Closing.
(b) Employees of the Company shall be given credit for all service with the Company under all employee benefit plans and arrangements currently maintained or established in the future by Purchaser, its Affiliates or the Company in which they are or become participants for purposes of participation, eligibility, vesting and level of benefits to the extent permitted by applicable Law. To the extent required by Law, Purchaser shall cause any preexisting conditions or limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Purchaser or its Affiliates to be waived with respect to Employees of the Company as of the Closing Date and their eligible dependents to the extent waived under the corresponding Company employee benefit plan in which the applicable employee participated prior to the Closing Date (to the extent permitted by the applicable welfare plans).

(c) This Section 6.16 is an agreement solely between Seller and Purchaser. Nothing in Section 6.16, whether express or implied, shall be considered to be a contract between any of Seller, the Company or Purchaser and any other Person, or shall confer upon any Employee of the Company, any employee of Seller, any employee of Purchaser, or any other Person, any rights or remedies that such Person did not already have, including, without limitation, (i) any right to employment or recall, (ii) any right to continued employment of any specified Person, or (iii) any right to claim any particular compensation, benefit or aggregation of benefits of any kind or nature whatsoever.
6.17 Excluded Assets and Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement, the transactions contemplated by this Agreement shall exclude, and prior to the Closing Date, Seller may cause the Company to transfer to Seller or any of its Affiliates, any of the Excluded Assets. In addition, at or prior to the Closing, Seller shall expressly assume all Excluded Liabilities.
ARTICLE VII
CONDITIONS TO CLOSING
7.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):
(a) the representations and warranties of Seller qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects (other than the representations and warranties contained in (i) the first sentence of Section 4.1 (organization), (ii) Section 4.4 (capitalization), (iii) Section 4.5 (subsidiaries), (iv) Section 4.23 (related party transactions), (v) Section 4.25 (certain payments), and (vi) Section 4.29 (financial advisors), which representations and warranties shall be true and correct), in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);
(b) Seller and the Company shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date, and Purchaser shall have received copies of such resolutions and other documents evidencing performance thereof as Purchaser may reasonably request;

(c) since the date hereof, there shall not have been or occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or which is reasonably expected to have a Material Adverse Effect since the Balance Sheet Date;
(d) no Legal Proceedings shall have been instituted or threatened or claim or demand made against Seller, the Company or Purchaser, seeking to restrain or prohibit, or to obtain substantial damages with respect to, the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
(e) Purchaser shall have received a certificate signed by Seller and by the Chief Executive Officer and Chief Financial Officer of the Company, each in form and substance reasonably satisfactory to Purchaser, dated the Closing Date, to the effect that each of the conditions specified above in Sections 7.1(a)-(d) have been satisfied in all respects; provided, that with respect to Section 7.1(a), the Chief Executive Officer and Chief Financial Officer of the Company shall only be required to certify as to the representations and warranties contained in Article IV;
(f) (i) the Company shall have obtained or made any consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Body required to be obtained or made in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and (ii) Seller or the Company shall have obtained all consents, waivers and approvals referred to in Sections 3.2(b) and 4.3(b) hereof in a form satisfactory to Purchaser and copies thereof shall have been delivered to Purchaser;
(g) Purchaser shall have received the written resignations and release of claims to fees or expenses of each of the directors and officers of the Company listed on Schedule 6.15, each in form and substance reasonably satisfactory to Purchaser;
(h) the Company shall have obtained the issuance, reissuance or transfer of all Permits (including Environmental Permits) required under Law (including Environmental Laws) to conduct the operations of the Company’s business as of the Closing Date, and the Company shall have satisfied all property transfer requirements and permitting reliance thereon by the Company’s lenders arising under Law (including Environmental Laws);
(i) Purchaser shall have received a fully executed assumption agreement in a form reasonably acceptable to Purchaser evidencing the assumption of the Excluded Liabilities by Seller;
(j) the Company shall have received the written consent of Wheels LT to the assignment of the Lease Agreement dated July 9, 1993, as amended, between Seller and Wheels LT, as successor to Wheels, Inc. (the “Wheels Lease Assignment”), to the Company in a form reasonably acceptable to Purchaser;

(k) Purchaser shall have received the items listed in Sections 2.6 and 2.7; and
(l) Purchaser shall have received written evidence, satisfactory to Purchaser in its sole discretion, that Seller, its Affiliates and the directors of the Company have irrevocably and unconditionally released the Company from any and all Liabilities, except as contemplated hereby and in other documents, instruments and agreements contemplated hereby.
7.2 Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):
(a) the representations and warranties of Purchaser set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);
(b) Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date, and Seller shall have received copies of such resolutions and other documents evidencing performance thereof as Seller may reasonably request;
(c) since the date hereof, there shall not have been or occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or which is reasonably expected to have a Zedi Material Adverse Effect since September 30, 2010;
(d) no Legal Proceedings shall have been instituted or threatened or claim or demand made against Seller, the Company or Purchaser, seeking to restrain or prohibit, or to obtain substantial damages with respect to, the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
(e) Purchaser shall have obtained or made any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body required to be obtained or made by it in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby;
(f) Seller shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of each of Zedi and Purchaser, each in form and substance reasonably satisfactory to Seller, dated the Closing Date, to the effect that each of the conditions specified above in Sections 7.2(a)-(d) have been satisfied in all respects;

(g) since the date hereof, there shall not have occurred any change in applicable Tax law that would have a material adverse effect on the purchase and sale of the Purchased Stock contemplated by this Agreement;
(h) the Company shall have received the Wheels Lease Assignment in a form reasonably acceptable to Seller;
(i) Seller shall have received the items listed in Section 2.8; and
(j) Seller shall have entered into a modified, an amendment to or a restructuring of the credit facility reflected in the Citibank Credit Agreement with its Lenders, in light of the transactions contemplated hereby, in form and substance satisfactory to Seller in its sole discretion.
ARTICLE VIII
INDEMNIFICATION
8.1 Survival of Representations and Warranties.
The representations and warranties of the parties contained in this Agreement, any certificate delivered pursuant hereto or any Seller Document, Company Document or Purchaser Document shall survive the Closing through and including the 18-month anniversary of the Closing Date (the “General Survival Period”); provided, that (a) the representations and warranties (x) of Seller set forth in Sections 3.1 (authorization of agreement), 3.3 (ownership and transfer of purchased stock), 3.5 (financial advisors), 4.1 (organization and good standing), 4.2 (authorization of agreement), 4.4 (capitalization), 4.5 (subsidiaries) and 4.29 (financial advisors), shall survive the Closing indefinitely, (y) of Seller set forth in Sections 4.10 (taxes), 4.16 (employee benefit plans) and 4.20 (environmental matters) shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof and (z) of Purchaser set forth in Sections 5.1 (organization and good standing), 5.2 (authorization of agreement), 5.5 (securities representations), 5.6 (financial advisors) and 5.7 (no bankruptcy) shall survive the Closing indefinitely (in each case, the “Survival Period”), and (b) any claim with respect to any fraud will survive indefinitely; provided, that any obligations under Sections 8.2(a)(i) and 8.2(b)(i) shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section 8.3(a) before the termination of the applicable Survival Period. Notwithstanding anything to the contrary in this Section 8.1, the indemnification obligations pursuant to this Article VIII shall not terminate with respect to (i) any indemnification claim made by a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be, prior to the expiration of the applicable Survival Period until such claim is resolved or (ii) a Potential Loss until the earlier to occur of the date on which (x) such Potential Loss is determined to have resulted in any Loss (defined below) to the potential indemnified party and such party has made a related claim for indemnification with respect to such Loss pursuant to this Article VIII (provided, that such claim must be made, if at all, within thirty (30) days following the date on which such Potential Loss is determined to have resulted in a Loss), and (y) the potential indemnified party ceases to have a reasonable basis to believe that such Potential Loss may result in a Loss.

8.2 Indemnification.
(a) From and after the Closing, subject to Sections 8.1, 8.4 and 8.5 hereof, Seller hereby agrees to indemnify and hold Purchaser, the Company, their Affiliates, and their respective directors, managers, officers, employees, equity holders, members, partners, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages (including incidental and consequential damages), interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses (including reasonable costs of investigation and defense and attorneys’ and other professionals’ fees and including those arising under Environmental Law), whether or not involving a third party claim (individually, a “Loss” and, collectively, “Losses”) based upon, attributable to or resulting from:
(i) any breach of the representations or warranties made by Seller in this Agreement or in any Seller Document as of the date hereof and at and as of the Closing Date as if made on the Closing Date, except to the extent that any such representation or warranty relates to a specific date, in which case the failure of such representation or warranty to be true and correct as of such date;
(ii) any breach of any covenant or other agreement on the part of Seller or (prior to the Closing) the Company under this Agreement or in any Seller Document; and
(iii) (A) the presence, Release or threatened Release of any Hazardous Material on, at, to or from any property now or formerly owned, operated, or leased by the Company, or at any location where Hazardous Materials were disposed of, transported to, or transferred by or on behalf of the Company on or prior to the Closing Date, and any subsequent migration thereof, and (B) any non-compliance with Environmental Laws in existence on or prior to the Closing Date.
THIS INDEMNITY OBLIGATION IS INTENTED TO ALLOCATE LIABILITY FOR, WITHOUT LIMITATION, (I) ANY CLAIMS RESULTING FROM THE NEGLIGENCE OR ALLEGED NEGLIGENCE OF ANY PURCHASER INDEMNIFIED PARTY AND (II) STATUTORY AND COMMON LAW NEGLIGENCE AND STRICT LIABILITY CLAIMS AS WELL AS NEGLIGENCE, STRICT LIABILITY, AND ALL OTHER CLAIMS ARISING UNDER ENVIRONMENTAL LAWS, INCLUDING CERCLA.

(b) From and after the Closing and subject to Sections 8.1 and 8.4, Purchaser hereby agrees to indemnify and hold Seller and its Affiliates and their respective equity holders, directors, officers, employees, members, partners, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses based upon, attributable to or resulting from:
(i) any breach of the representations or warranties made by Purchaser in this Agreement or in any Purchaser Document; and
(ii) any breach of any covenant or other agreement on the part of Purchaser under this Agreement or any Purchaser Document.
(c) The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement, or in any Seller Document, Company Document or Purchaser Document shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.
8.3 Indemnification Procedures.
(a) A claim for indemnification for any matter not involving a third party claim may be asserted by the giving of prompt notice to the party from whom indemnification is sought; provided, that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this Article VIII except as otherwise provided herein.
(b) In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 8.2 hereof (regardless of the limitations set forth in Section 8.4) (a “Third Party Claim”), the indemnified party shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The failure of the indemnified party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party is materially prejudiced in defending such claim as a result of such failure. Subject to the provisions of this Section 8.3, the indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against by it hereunder; provided, that the indemnifying party shall have acknowledged in writing to the indemnified party its unqualified obligation to indemnify the indemnified party as provided hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against by it hereunder, it shall within five days of the indemnified party’s written notice of the assertion of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify the indemnified party of its intent to do so; provided, that the indemnifying party must conduct its defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against by it hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the indemnified party defends any Third Party Claim, then the indemnifying party shall reimburse the indemnified party for the expenses of defending such Third Party Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate, at his or its own expense, in the defense of such Third Party Claim; provided, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all indemnified parties in connection with any Third Party Claim. Each party hereto agrees to provide reasonable access to each other party to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 8.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the prior written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless (x) the claimant (or claimants) and such party provide to such other party an unqualified release from all Liability in respect of the Third Party Claim or (y) if such Third Party Claim is with respect to Taxes such settlement or compromise could not reasonably be expected to have an adverse effect on Purchaser or the Company. If the indemnifying party makes any payment on any Third Party Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Third Party Claim.
(c) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement, in each case with respect to a Third Party Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall pay all of such remaining sums so due and owing to the indemnified party in accordance with Section 8.4.
8.4 Limitations on Indemnification for Breaches of Representations and Warranties.
(a) An indemnifying party shall not have any liability under Section 8.2(a)(i) or Section 8.2(b)(i) hereof unless the aggregate amount of Losses incurred by the indemnified parties and indemnifiable hereunder exceeds $50,000 (the “Deductible”) and, in such event, the indemnifying party shall be required to pay the entire amount of all such Losses, including the Deductible; provided that the Deductible limitation shall not apply to Losses related to (x) the failure to be true and correct of any of the representations and warranties set forth in Sections 3.1 (authorization of agreement), 3.3 (ownership and transfer of purchased stock), 3.5 (financial advisors), 4.1 (organization and good standing), 4.2 (authorization of agreement), 4.4 (capitalization), 4.5 (subsidiaries), 4.10 (taxes), 4.22 (accounts and notes receivable) and 4.29 (financial advisors), and 5.1 (organization and good standing), 5.2 (authorization of agreement), 5.5 (securities representations), 5.6 (financial advisors), 5.7 (no bankruptcy) and 5.9 (solvency), or (y) any indemnification claim arising out of any fraud on the part of the indemnifying party.

(b) The aggregate and maximum liability of either Seller or Purchaser to indemnify any Person or Persons under Section 8.2(a)(i) or 8.2(b)(i) for Losses shall not exceed $2,800,000 (the “Cap”); provided that there shall be no Cap with respect to Losses related to (x) the failure to be true and correct of any of the representations or warranties contained in Sections 3.1 (authorization of agreement), 3.3 (ownership and transfer of purchased stock), 3.5 (financial advisors), 4.1 (organization and good standing), 4.2 (authorization of agreement), 4.4 (capitalization), 4.5 (subsidiaries), 4.10 (taxes), 4.22 (accounts and notes receivable) and 4.29 (financial advisors), and 5.1 (organization and good standing), 5.2 (authorization of agreement), 5.5 (securities representations), 5.6 (financial advisors), 5.7 (no bankruptcy) and 5.9 (solvency) of this Agreement, or (y) any indemnification claim arising out of any fraud on the part of the indemnifying party.
(c) For purposes of determining the failure of any representations or warranties to be true and correct, the breach of any covenants or agreements, and calculating Losses hereunder, any materiality or Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be disregarded.
(d) Any amounts payable pursuant to this Article VIII shall be net of any insurance proceeds actually received by the party in connection with such Loss.
(e) Seller shall have no right of contribution or other recourse against the Company or its directors, managers, officers, Employees, Affiliates, agents, attorneys, stockholders, members, representatives, assigns or successors for any Third Party Claims asserted by Purchaser Indemnified Parties, it being acknowledged and agreed that the covenants and agreements of the Company are solely for the benefit of the Purchaser Indemnified Parties.
(f) Notwithstanding any other provision of this Agreement to the contrary, neither party hereto shall be liable to or otherwise responsible to any indemnified party for any punitive, exemplary or diminution in value damages, except that if a Purchaser Indemnified Party is obligated to pay a third Person (other than an Affiliate of a Purchaser Indemnified Party) damages which include exemplary, punitive or diminution in value damages, then Losses to which the Purchaser Indemnified Party shall be entitled under this Article VIII shall include such damages.
(g) In calculating amounts payable to an indemnified party, the amount of the indemnified Losses shall not be duplicative of any other Loss for which an indemnification claim has been made. Any amounts payable pursuant to this Article VIII shall be net of any insurance proceeds received by the party in connection with such Loss.
(h) Each indemnified party shall take all commercially reasonable actions to mitigate all Losses relating to an indemnifiable claim hereunder. Any Losses that result from a failure of the indemnified party to provide such mitigation shall not be recoverable hereunder, provided that the indemnifying party shall reimburse the indemnified party for any reasonable expenses of the indemnified party in undertaking the mitigation.

8.5 Tax Matters.
(a) Tax Indemnification. Seller hereby agrees to be liable for and to indemnify and hold the Purchaser Indemnified Parties harmless from and against, and pay to the Purchaser Indemnified Parties the amount of, any and all Losses respect of (i) all Taxes of the Company (or any predecessor thereof) (A) for any taxable period ending on or before the Effective Date, and (B) attributable to the portion of any Straddle Period ending at the close of business on the Effective Date (determined as provided in Section 8.5(c)); (ii) any and all Taxes imposed on the Company (or any predecessor thereof) by reason of Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law); (iii) the failure of any of the representations and warranties contained in Section 4.10 to be true and correct in all respects (determined without regard to any qualification related to materiality contained therein) or the failure to perform any covenant contained in this Agreement with respect to Taxes; (iv) any failure by Seller to timely pay any and all Taxes required to be borne by Seller pursuant to Section 8.5(f).
(b) Filing of Tax Returns; Payment of Taxes.
(i) Seller shall file or cause to be filed, all Tax Returns of or including the Company with respect to periods ending on or prior to the Effective Date and shall pay any and all Taxes due with respect to such Tax Returns. All Tax Returns described in this Section 8.5(b)(i) shall be prepared in a manner consistent with prior practice. The Company shall provide Purchaser with copies of such completed Tax Returns at least twenty days prior to the due date for filing thereof or any valid extension of such due date, along with supporting workpapers, for Purchaser’s review and approval. Seller and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that Seller and Purchaser are unable to resolve any dispute with respect to such Tax Return at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 8.5(h), which resolution shall be binding on the parties. Seller agrees to provide, after the Closing, reasonable access to and support by Company employees, representatives and resources to Seller in order to facilitate and permit Seller to perform its obligations under this Section 8.5(b)(i).
(ii) Following the Closing, Purchaser shall file or cause to be timely filed all Tax Returns (other than those Tax Returns described in Section 8.5(b)(i)) required to be filed by the Company after the Effective Date and, subject to the right to payment from Seller under Section 8.5(b)(iii), pay or cause to be paid all Taxes shown due thereon.
(iii) Not later than ten days prior to the due date for the payment of Taxes on any Tax Returns which Purchaser has the responsibility to cause to be filed pursuant to Section 8.5(b)(ii), Seller shall pay to Purchaser the amount of Taxes relating thereto, as reasonably determined by Purchaser, owed by Seller pursuant to the provisions of Section 8.5(a). No payment pursuant to this Section 8.5(b)(iii) shall excuse Seller from its indemnification obligations pursuant to Section 8.5(a) if the amount of Taxes (for which Seller is liable) as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount of Seller’s payment under this Section 8.5(b)(iii).

(c) Straddle Period Tax Allocation. The Company will, unless prohibited by applicable Law, close the taxable period of the Company as of the close of business on the Effective Date. If applicable Law does not permit the Company to close its taxable year on the Effective Date or in any case in which a Tax is assessed with respect to a taxable period which includes the Effective Date (but does not begin or end on that day) (a “Straddle Period”), the Taxes, if any, attributable to a Straddle Period shall be allocated (i) to Seller for the period up to and including the close of business on the Effective Date, and (ii) to Purchaser for the period subsequent to the Effective Date. Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period shall be made by means of a closing of the books and records of the Company as of the close of the Effective Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) and any ad valorem or property Taxes of the Company shall be allocated between the period ending on the Effective Date and the period after the Effective Date in proportion to the number of days in each such period over the total number of days in the entire straddle period.
(d) Tax Audits.
(i) If notice of any Legal Proceeding with respect to Taxes of the Company (a “Tax Claim”) shall be received by either party for which the other party may reasonably be expected to be liable pursuant to Section 8.5(a), the notified party shall notify such other party in writing of such Tax Claim; provided, that the failure of the notified party to give the other party notice as provided herein shall not relieve such failing party of its obligations under this Section 8.5 except to the extent that the other party is actually and materially prejudiced thereby.
(ii) Seller shall have the right to represent the Company with respect to any Tax Claim arising out of a Tax Return referred to in Section 8.5(b)(i) and to control, in its sole discretion, the proceedings relating thereto and the defense thereof and to initiate any claim for refund, to file an amended Tax Return, or to take any other action which it deems appropriate with respect to such Taxes; provided, that if the results of such Tax Claim involves an issue that recurs in taxable periods of the Company ending after the Effective Date or otherwise could materially and adversely affect Purchaser, Company or any of their respective Affiliates for any taxable period ending after the Effective Date, then (A) Seller and Purchaser shall jointly control the defense and settlement of any such Tax Claim at each party’s own expense, and (B) there shall be no settlement with respect thereto without the consent of the other party, which consent will not be unreasonably withheld.
(e) Tax Refunds. Upon receipt (or utilization thereof), Purchaser shall promptly forward to Seller any refund, rebate, abatement, reduction or other recovery (whether direct or indirect through a right of setoff or credit) of Taxes with respect to the Company or its income, assets or operations, and any interest received thereon, with respect to any taxable year or period (or portion thereof) ending on or before the Effective Date.

(f) Transfer Taxes. Seller shall be liable for and shall pay (and shall indemnify and hold harmless the Purchaser Indemnified Parties against) all sales, use, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges as levied by any Governmental Body including any interest and penalties) in connection with the transactions contemplated by this Agreement.
(g) Cooperation. After the Closing Date, Purchaser shall (and shall cause its Affiliates, including the Company, to) assist Seller in preparing any Tax Returns that Seller is responsible for preparing and filing in accordance with this Section 8.5, and (ii) Purchaser and Seller shall (and shall cause their respective Affiliates, including the Company, to cooperate fully in preparing for any audits of, or disputes with any Governmental Body regarding, any Tax Returns with respect to the Company for any periods prior to the Effective Date
(h) Disputes. Any dispute as to any matter covered hereby shall be resolved by an independent accounting firm mutually acceptable to Seller and Purchaser. The fees and expenses of such accounting firm shall be borne equally by Seller, on the one hand, and Purchaser on the other. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct.
(i) Time Limits. Any claim for indemnity under this Section 8.5 may be made at any time prior to ninety (90) days after the expiration of the applicable Tax statute of limitations with respect to the relevant taxable period (including all periods of extension, whether automatic or permissive).
(j) Exclusivity. The indemnification provided for in this Section 8.5 shall be the sole remedy for any claim in respect of Taxes, including any claim arising out of or relating to a breach of Section 4.10. In the event of a conflict between the provisions of this Section 8.5, on the one hand, and the provisions of Sections 8.1 through 8.4, on the other, the provisions of this Section 8.5 shall control.
8.6 Tax Treatment of Indemnity Payments. To the extent permitted by Law, Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Purchase Price for all Tax purposes. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under Article VIII (including this Section 8.6) is determined to be taxable to the party receiving such payment by any Taxing Authority, the paying party shall also indemnify the party receiving such payment for any Taxes incurred by reason of the receipt of such payment and any Losses incurred by the party receiving such payment in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).
8.7 Exclusive Remedy. Except for fraud and with respect to injunctive and other equitable relief expressly provided by this Agreement, the rights and remedies provided in this Article VIII, Section 2.4(b), Section 6.7 and Section 10.2 shall be the sole and exclusive remedies of the parties hereto, from and after the Closing Date, against each other for any Losses or any other claims arising under this Agreement or any other matter relating to or arising out of the transactions contemplated hereby, in lieu of any and all other rights and remedies which any party may have at law or in equity.
8.8 No Right to Offset. Purchaser hereby agrees and acknowledges that neither it nor any Purchaser Indemnified Party shall be entitled to offset amounts payable under this Article VIII against any amounts of the Purchase Price which are payable under this Agreement.

ARTICLE IX
TERMINATION
9.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:
(a) by written consent of Seller and Purchaser;
(b) upon written notice from either Seller or Purchaser to the other on or after February 15, 2011, if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in material default of any of its obligations hereunder;
(c) by written notice from Purchaser to Seller that there has been an event, change, occurrence or circumstance, individually or in the aggregate with any such events, changes, occurrences or circumstances that has had or could reasonably be expected to have a Material Adverse Effect;
(d) by Seller or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that, subject to the last sentence of Section 6.3 hereof, the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence); provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;
(e) by Purchaser if Seller or the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Seller or the Company shall have become untrue, in either case such that the conditions set forth in Sections 7.1(a) or 7.1(b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within twenty (20) days following receipt by Seller of notice of such breach from Purchaser; or
(f) by Seller if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) days following receipt by Purchaser of notice of such breach from Seller.

9.2 Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 9.1, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Purchased Stock hereunder shall be abandoned, without further action by Purchaser, the Company or Seller.
9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser, Seller or the Company; provided, that the obligations of the parties set forth in this Section 9.3, Article X, Section 6.7(c) and Section 6.9 hereof shall survive any such termination and shall be enforceable hereunder; provided further, that nothing in this Section 9.3 shall relieve Purchaser, Seller or the Company of any Liability for a breach of this Agreement prior to the effective date of termination.
ARTICLE X
MISCELLANEOUS
10.1 Expenses. Except as otherwise provided in this Agreement, Seller and Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.
10.2 Specific Performance. Each of the parties hereto acknowledges and agrees that a breach of this Agreement would cause irreparable damage to the other parties hereto and that the non-breaching parties will not have an adequate remedy at law. Therefore, the obligations of parties under this Agreement, including Seller’s obligation to sell the Purchased Stock to Purchaser and Purchaser’s obligation to purchase the Purchased Stock from Seller, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.
10.3 Submission to Jurisdiction; Consent to Service of Process.
(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 10.6.
10.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto), the Seller Documents, the Company Documents and the Purchaser Documents represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.
10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State.
10.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by fax (with written confirmation of transmission) or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and fax numbers (or to such other address or fax number as a party may have specified by notice given to the other party pursuant to this provision):
If to Seller, to:
PowerSecure International, Inc.
1609 Heritage Commerce Ct.
Wake Forest, NC 27587
Fax: 919-453-1768
Attention: Chris Hutter, Chief Financial Officer

With a copy to:
Kegler, Brown, Hill & Ritter Co., L.P.A.
65 East State Street, Suite 1800
Columbus, Ohio 43215
Fax: 614-464-2634
Attention: Paul R. Hess, Esq.
If to Purchaser, to:
Zedi Inc.
500, 600 — 6th Avenue SW
Calgary, Alberta
T2P 0SP
Fax: 403-444-1101
Attention: Matthew Heffernan,
President and CEO
With a copy to:
Zedi Inc.
101, 1855 — 94th Street
Edmonton , Alberta
T6N 1E6
Fax: 780-701-3001
Attention: Robert Gordon,
General Counsel
10.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
10.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void.

10.9 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney or representative of Purchaser or its Affiliates shall have any liability for any obligations or liabilities of Purchaser under this Agreement or the Purchaser Documents of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
10.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
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IN WITNESS WHEREOF, the parties hereto have caused this Purchase and Sale Agreement to be executed and delivered by their duly authorized officers as of the date first written above.

ZEDI USA INC.
By:	/s/ Matthew Heffernan
	Name:	Matthew Heffernan
	Title:	President & CEO

ZEDI INC.
By:	/s/ Matthew Heffernan
	Name:	Matthew Heffernan
	Title:	President & CEO

SOUTHERN FLOW COMPANIES, INC.
By:	/s/ Sidney Hinton
	Name:	Sidney Hinton
	Title:	Chairman & CEO

POWERSECURE INTERNATIONAL, INC.
By:	/s/ Sidney Hinton
	Name:	Sidney Hinton
	Title:	Chairman & CEO